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[Hogan & Hartson L.L.P. Letterhead]

October 25, 2004

VIA EDGAR and Hand Delivery

United States Securities and Exchange Commission 450 Fifth Street, N.W. Washington, D.C. 20549-0305 Mail Stop 04-05
Attn:	Donald C. Hunt
David Ritenour Heather Tress Kate Tillan
  Re:
  Medical Device Manufacturing, Inc.
  Registration Statement on Form S-4
  Filed August 30, 2004
  File No. 333-118675

Ladies and Gentlemen:

        On behalf of Medical Device Manufacturing, Inc., a Colorado corporation ("MDMI"), this letter responds to the comments of the staff (the "Staff") of the Securities and Exchange Commission (the "Commission") set forth in a letter (the "comment letter") to Ron Sparks, President and Chief Executive Officer of MDMI, dated September 29, 2004, regarding the Registration Statement on Form S-4 (Commission File No. 333-118675) filed by MDMI on August 30, 2004 (the "Registration Statement"). Filed herewith is Amendment No. 1 ("Amendment No. 1") to the Registration Statement, which has been marked to show changes from the Registration Statement.

        MDMI's responses to the Staff's comments are set forth below and are numbered to correspond to the numbering of the Staff's comments in the comment letter. Unless otherwise indicated, all references to page numbers in the responses below refer to page numbers in the Registration Statement as revised in connection with MDMI's filing of Amendment No. 1. The responses provided herein are based on discussions with, and information furnished by, MDMI and its advisors. Once the Staff has reviewed MDMI's responses to the comments contained in the comment letter, MDMI would welcome the opportunity to discuss any additional questions the Staff may have to facilitate expedient resolution of any remaining issues.

General

1.
Comment:    The disclosures throughout the document appear to be presented from the perspective of UTI Corporation and not from that of the registrant, Medical Device Manufacturing, Inc. ("MDMI"). You should revise your disclosure so that you present all required information about MDMI and, where you also present information about UTI, you should present that information as the parent of MDMI and not as that of the registrant. That is, discuss how the information about UTI impacts MDMI. Why is the information relevant to a debtholder of MDMI? The financial information should be that of MDMI and not that of UTI, except where additional financial information of the parent, UTI, is required. You should clearly separate the discussions for each. Please revise or advise.

  Response:    The disclosures throughout the document have been revised so that, unless otherwise expressly stated, they are presented from the perspective of MDMI, the registrant, and not of UTI Corporation, a Maryland corporation formerly known as MDMI Holdings, Inc. and MDMI's parent ("UTI"). MDMI Holdings, Inc., a Colorado corporation, was organized in July 1999 and changed its name to UTI Corporation in connection with its reincorporation merger to Maryland in February 2001, which is now described on page 6 in response to Comment 13. UTI is a holding company whose only asset is the investment in the issued and outstanding capital stock of MDMI. MDMI is a second-tier holding company whose only assets are the investments in the issued and outstanding capital stock or limited liability company interests of its wholly owned subsidiaries.

  MDMI's business and operations is conducted solely through the operations of these subsidiaries. MDMI has, however, revised its disclosure throughout the document to make more clear when the disclosure is being made specifically with respect to UTI, indicating in each instance where applicable why the information provided with respect to UTI is relevant to an investor in the notes.

  With respect to the financial information provided in the document, as a result of the lack of independent operations of UTI and since the debt and equity issued by UTI has been used solely to invest in MDMI and its subsidiaries, to repay debt and equity issued to acquire MDMI subsidiaries, and to provide compensation to its executives and other employees for services rendered for the benefit of its and MDMI's subsidiaries, the financial statements of MDMI reflect the push down of UTI's indebtedness and related interest expense and UTI's equity in compliance with provisions of Staff Accounting Bulletin 54 (Topic 5-J). Accordingly, UTI allocates all interest and costs to MDMI, as all indebtedness has been pushed down. Management believes the methods of allocation are reasonable. In addition, MDMI refers the Staff to its response to Comment 89 regarding the push down of UTI's indebtedness and equity, its response to Comments 13 and 34 regarding the history of the development of MDMI's business and its response to Comment 33 regarding UTI's predecessor.

Prospectus Cover Page

2.
Comment:    We note your statement on the cover page that a broker-dealer will not be deemed to admit that it is an "underwriter" within the meaning of the Securities Act by acknowledging that it will deliver a prospectus in connection with any resale of exchange notes received for its own account pursuant to the exchange offer or by delivering a prospectus in connection with any such resales. If you elect to retain this statement on the cover page, please also disclose on the cover page that any broker-dealer who holds notes acquired for its own account as a result of market-making activities or other trading activities, and who receives exchange notes pursuant to the exchange offer, may be an "underwriter" within the meaning of the Securities Act, consistent with our position stated in Shearman & Sterling (available July 2, 1993).

  Response:    MDMI has complied with this Comment on the cover page.

3.
Comment:    Please disclose on the cover page that both the old notes and the exchange notes are fully and unconditionally guaranteed by your domestic subsidiaries, briefly describe the guarantees, and disclose that the guarantors are each jointly and severally liable.

  Response:    MDMI has complied with this Comment on the cover page.

Cautionary Statement Regarding Forward-Looking Statements—Page ii

4.
Comment:    Section 27A(b)(2)(D) of the Securities Act and Section 21E(b)(2)(D) of the Exchange Act expressly state that the safe harbor for forward looking statements does not apply to statements made in connection with a tender offer. Please delete any references to the Private Securities Litigation Reform Act.

  Response:    MDMI has complied with this Comment by deleting all references to the Private Securities Litigation Reform Act, including under the caption "Cautionary Statement Regarding Forward-Looking Statements" on page 33.

5.
Comment:    Please relocate this section so that it does not appear before the Summary and Risk Factors sections.

  Response:    MDMI has complied with this Comment by relocating this section to page 33 immediately following the "Risk Factors" section.

Industry and Market Data—Page iii

6.
Comment:    Please revise to eliminate your statement in the last sentence of this paragraph that you "cannot guarantee" the accuracy or completeness of the industry and market data included in the prospectus, as investors are entitled rely on statements made in the prospectus. If you question the accuracy or completeness of any data prepared by third parties, you should omit it from the prospectus.

  Response:    MDMI has complied with this Comment on page i.

Summary—Page 1

7.
Comment:    Please revise to include a detailed organizational chart illustrating the ownership structure of MDMI and all of its subsidiaries in the Summary. The chart should include the jurisdiction of incorporation for each entity.

  Response:    MDMI has complied with this Comment on page 2.

8.
Comment:    We note that much of the disclosure contained in the prospectus summary, particularly on pages 1-4, is identical to the disclosure contained in other parts on the prospectus, particularly on pages 51 and 54-56. Your summary should briefly highlight, and not merely repeat, the key information in your prospectus. See Item 503(a) and the instruction thereto.

  Response:    MDMI has complied with this Comment by revising the disclosures on pages 1-4.

9.
Comment:    In your revised summary, where applicable, please present a more balanced description of your business. For example, if you elect to retain the lengthy description of your strategy and competitive advantage in the Summary, please balance those disclosures by relocating the "Risk Factors" subsection that currently appears on page 4 so that it appears prior to "The Transactions" subsection in the Summary and expanding the "Risk Factors" subsection to briefly identify the most material risks of the exchange offer and an investment in your company.

  Response:    MDMI has complied with this Comment by (i) relocating the "Risk Factors" subsection so that it appears prior to the "The Transactions" subsection on page 4 in the Summary, and (ii) expanding the "Risk Factors" subsection to briefly identify the most material risks of the exchange offer and an investment in MDMI.

10.
Comment:    Revise the first sentence of the Overview subsection on page 1 to explain "the MedSource Acquisition" and make conforming changes to the first paragraph of the Business section on page 51. Please note that the use of defined terms (including, for example, "Six Sigma" (page 60), "the Equity Investment" (page 79) and "the Transactions" (page 80)) should be avoided. The use of defined terms such as "Merger Agreement," "Merger Sub," "Term Loan," "New Senior Secured Credit Facility" and "Revolving Credit Facility" also should be avoided, as the use of those terms appears unnecessary. Please revise the prospectus to limit the use of these and other defined terms.

  Response:    MDMI has complied with this Comment on pages 1 and 59 by explaining the acquisition of MedSource Technologies, Inc. MDMI has also complied with this Comment by limiting to the extent practicable the use of defined terms throughout the Registration Statement.

11.
Comment:    In the Industry Background subsection, please identify the "industry sources" referenced in the first paragraph on page 2. Please also supplementally provide us with copies of the reports or other documents containing the cited projections and tell us whether each industry source has consented to your use of those projections and to the reference to them as the source of that information.

  Response:    MDMI has complied with this Comment on page 2. MDMI has also supplementally provided with this letter as Exhibit A (in the hand delivered marked courtesy copy to the Staff of Amendment No. 1) the following materials supporting the statements referenced in the Staff's Comment:

    A.
    Orthopaedics—Merrill Lynch Equity Research
    "Orthopedic Industry: No Reason to Be Wary of these Bones"
    February 23, 2004—Katherine Martinelli, Deniel Lemaitre, Timothy Lee, Michael Jungling

    B.
    Cardiovascular—Theta Report: "Cardiovascular BioCompatable Devices: Market for Stents, Catheters & Beyond," October 2002

    C.
    US Medical Devices—Frost & Sullivan:
    US Medical Devices Outlook 2003**

  *Global Market figures and CAGR based on U.S. Markets: US at 45% of Worldwide Market (Frost & Sullivan, 13 March Market Insight Article "Opportunities Unfold for Medical Device Companies"

  **Endoscopy market as defined in the report includes non traditional markets such as wound closure, but not suture, glues, etc.

  MDMI advises the Staff that none of the cited reports were prepared in connection with the prospectus and that each of the cited reports are publicly available. The first report was published by an equity research analyst. The latter two reports were purchased by MDMI. The Theta and Frost & Sullivan reports are made available to the general public for purchase, either through the respective company's website or otherwise, and are generally relied upon as a source of industry data. Because the reports are publicly available, MDMI believes that consents relating to the use of the projections and the references to the sources of the projections are not required.

The Transactions—Page 3

12.
Comment:    Please revise to clarify that your reference in this section to "UTI" is UTI Corporation, a Maryland corporation and your parent, and not UTI Corporation, a Pennsylvania corporation and your subsidiary.

  Response:    MDMI has complied with this Comment on page 5.

Other Information—Page 5

13.
Comment:    Your selected financial data indicates that your date of inception was July 2, 1999, while your disclosures in this section, as well as your Articles of Incorporation, reflect that you were incorporated in May 2000. Please revise to clarify the history of the development of your business.

  Response:    MDMI has complied with this Comment by clarifying the history of the development of its business on pages 6 and 44. In addition, please also see MDMI's response to Comment 33 regarding the disclosure of financial data for periods prior to MDMI's inception and MDMI's response to Comment 34.

Summary of Terms of the Exchange Offer—Page 5

14.
Comment:    Confirm that the exchange offer will be in compliance with Rule 14e-l(a) and open for at least twenty full business days. Unless the offer expires at midnight on the twentieth business day following commencement of the exchange offer, it will be unclear whether the offer will be open for the full twenty business days. See Question and Answer Eight in Exchange Act Release No. 16623 (March 5, 1980).

  Response:    MDMI hereby confirms that the exchange offer will be in compliance with Rule 14e-l(a) and open for at least twenty full business days.

15.
Comment:    Please revise your disclosures on page 7 to clarify the consequences of failing to exchange the old notes, including the potential effect of the exchange offer on the liquidity of the trading market for the old notes and on the market price of the old notes.

  Response:    MDMI has complied with this Comment on page 9.

Summary of Terms of the Exchange Notes—Page 8

16.
Comment:    Under the subheading "Ranking," disclose, if true that the old notes represent the only currently outstanding senior subordinated indebtedness of the issuer, and that the exchange notes will be equal in priority with any old notes that are not exchanged in the exchange offer.

  Response:    MDMI has complied with this Comment on page 11.

Summary Historical and Pro Forma Condensed Financial Data—Page 11

17.
Comment:    Please revise to also present cash flows provided by or used in financing activities.

  Response:    MDMI has complied with this Comment on page 14.

Risk Factors—Page 14

  Because a significant portion of our net sales... Page 15

18.
Comment:    Please disclose here that Boston Scientific accounted for approximately 25% of consolidated net sales in 2003.

  Response:    As stated at the end of the fourth sentence of the risk factor on page 17 to which this Comment relates, MDMI has disclosed net sales figures for Johnson & Johnson and Boston Scientific on a pro forma basis after giving effect to the MedSource acquisition for each of the twelve months ended December 31, 2003 and six months ended June 30, 2004. As stated under the "Overview" subsection of MDMI's "Management's Discussion and Analysis of Financial Condition and Results of Operations" ("MD&A") on page 48, MDMI has disclosed customer data on a historical basis (which covers periods prior to the consummation of the transactions described in the prospectus, including the MedSource acquisition), in accordance with Regulation S-K Item 303. Accordingly, the disclosure is consistent and on a pro forma basis Boston Scientific did not account for approximately 25% of consolidated net sales in 2003. Please also see MDMI's response to Comment 36.

19.
Comment:    You state that you cannot assure investors that there will not be a loss or reduction in business from one or more of your major customers. Please disclose, as an example of this risk, that you lost significant customers in 2002, as mentioned in Note 5 to your financial statements on page F-15.

  Response:    MDMI has complied with this Comment on page 17.

  The unpredictable product cycles...—Page 16; Adverse trends or business conditions—Page 17

20.
Comment:    This risk factor appears to address the same risks to your business as the risk factor that appears under the heading "[a]dverse trends or business conditions affecting the medical device industry or our customers could harm our operating results" on page 17. Please revise as appropriate.

  Response:    MDMI has complied with this Comment by revising the above referenced risk factor on page 18 and deleting the risk factor that appeared under the heading "[a]dverse trends or business conditions affecting the medical device industry or our customers could harm our operating results."

  Quality problems with our processes...—Page 18

21.
Comment:    If material, please disclose any of your past failures to meet a customer's quality certifications.

  Response:    MDMI has not historically experienced any failures to meet a customer's quality certifications that have impacted MDMI's business relationship or operating results or that warrant disclosure of specific examples in this risk factor that would be material to investors.

  Inability to obtain sufficient quantities of raw materials...—Page 19

22.
Comment:    Please disclose any past raw material supply disruptions you have experienced which have resulted in production delays.

  Response:    MDMI has complied with this Comment on page 21.

  Our international operations are subject to a variety of risks...—Page 19

23.
Comment:    The bullet-point list is generic and does not indicate how these risks impact your company. Please revise to use examples that demonstrate the risk of international operations to your business:

  Response:    MDMI has complied with this Comment on page 21.

  If we become subject to product liability claims...—Page 21

24.
Comment:    Please supplementally provide us with details regarding any product recalls that you have experienced, including those MedSource recalls referenced here. We may have additional Comments and may request additional disclosure based upon your response. Also, please revise this risk factor to state the amount of product liability coverage that you carry.

  Response:    In the past five years, MDMI has been indirectly impacted by two customer recalls of finished devices although neither recall was due to any issue at MDMI.

    (a)
    MDMI supplies components for Boston Scientific's "Rotoblader" artherectomy device. In mid-1999, failure of the Rotoblader's braking mechanism resulted in a recall of the finished product from the field. As a result, Boston Scientific put MDMI component shipments for the Rotoblader on hold. None of the components manufactured by MDMI for Boston Scientific were used in the braking mechanism. In March 2000, shipments of MDMI's components for the redesigned Rotoblader were resumed. The impact of the recall on MDMI was lost revenue of approximately $500,000.

    (b)
    MDMI supplies components for Abbott Diagnostics' disposable diagnostic probes. In early spring 1999, Abbott chose to recall their "test kits" following an FDA product warning regarding Abbott's failure to follow Abbott's own internal quality procedures. The recall did not involve the components supplied by MDMI. Shipments from MDMI were on hold from early spring 1999 until fall 1999 and resulted in lost revenue of approximately $1.3 million. In the fall of 1999, shipments of MDMI's components for the test kits were resumed.

  MedSource has also been involved in three customer recalls. During the first quarter of fiscal year 2001, Boston Scientific recalled its ligation device for the gastrointestinal system due to malfunctioning problems. Prior to the recall, MedSource was the manufacturer of the finished device. The device was redesigned and Boston Scientific decided to manufacturer the device internally. As a result, MedSource lost approximately $5.0 million of annual revenues.

  During the second quarter of 2002, Boston Scientific recalled its PICC Catheter Device due to malfunctioning problems. Prior to the recall, MedSource was a manufacturer of the finished device. The manufacturing process was redesigned and Boston Scientific decided to manufacture the device internally. As a result, MedSource lost approximately $2.0 million of annual revenues. In addition, MedSource accepted returned product from Boston Scientific at a cost of approximately $150,000.

  In October 2003, Johnson & Johnson recalled its articular cannular device (i.e., "Heartport") used in coronary bypass procedures. MedSource was the manufacturer of the finished device. MedSource agreed to provide Johnson & Johnson replacement product without charge. The cost was estimated to be approximately $114,000.

  MDMI has revised the disclosure to provide the product liability insurance coverage information on page 23.

  Accidents at one of our facilities...—Page 22

25.
Comment:    Please disclose any past accidents at your facilities that have resulted in material production delays.

  Response:    MDMI has complied with this Comment on page 24.

  We depend on our senior management—Page 24

26.
Comment:    Please disclose those members of your senior management with whom you (or UTI) have entered employment agreements. In addition, if the fact that members of your senior management also serve as executives of UTI and/or your subsidiaries presents a material risk to your investors, please convert the last sentence of this risk factor into a separate risk factor that identifies each of your executive officers who are executives of UTI or any subsidiary and disclose the other positions held by each such individual.

  Response:    MDMI has complied with this Comment by disclosing the members of its senior management who have entered into employment agreements with MDMI or UTI on page 26. MDMI does not believe there exists a material risk to investors resulting from the fact that members of MDMI's senior management also serve as members of management of UTI and MDMI's subsidiaries. MDMI and UTI are holding companies with no operations of their own. MDMI's business and operations is conducted through its subsidiaries and the financial and operating results presented for MDMI reflect the results of its subsidiaries. Each of MDMI's subsidiaries are focused on providing outsourced precision manufacturing and engineering services to the target markets described in the prospectus and do not conduct any material ancillary business not described therein. Accordingly, we have deleted the last sentence of this risk factor on page 26.

Risk Relating to the Exchange Notes—Page 25

27.
Comment:    Include a risk factor discussing the risks to investors associated with the fact that you may redeem the notes at any time on or after July 15, 2008, and that, prior to July 15, 2007, you may redeem up to 35% of the notes, as described under the subheading "Optional Redemption" on pages 88-89.

  Response:    MDMI has complied with this Comment on page 29.

The Exchange Offer—Page 32

  Terms of the Exchange Offer, page 32

28.
Comment:    Revise your disclosure in the fourth paragraph of this section to clarify that you will return the tendered notes not accepted for exchange "promptly," not "as promptly as practicable," following the expiration or termination of the offer. See Rule 14e-l(c).

  Response:    MDMI has complied with this Comment on page 36.

  Expiration Date; Extensions; Amendments—Page 32

29.
Comment:    Refer to the first bullet point on page 33. Supplementally confirm your understanding that all conditions to the Offer, other than regulatory approvals, must be satisfied or waived prior to the Expiration Date, and your intention to pay for or return the notes promptly following expiration, in keeping with Rule 14e-l(c).

  Response:    Because holders may submit their letters of transmittal and notes up until the moment before the expiration of the exchange offer, certain deficiencies in the documentation may not be identified until after the expiration of the offer. Therefore, MDMI would need the ability to assert or waive any deficiencies in the documentation, or other administrative conditions after the expiration of the offer but before acceptance of the tendered notes.

  MDMI understands that the substantive conditions set forth under "—Procedures for Tendering" must be satisfied or waived by MDMI prior to the expiration of the exchange offer. Moreover, MDMI understands that the waiver of any material, substantive conditions with respect to the exchange of any particular old notes will be effective for all holders of old notes that have been validly tendered and have not been validly withdrawn prior to the expiration of the existing offer. MDMI has revised the disclosure on pages 40 and 41 to clarify the foregoing.

        MDMI intends to pay for or return the notes promptly following expiration in accordance with Rule 14e-l(c).

  Conditions to the Exchange Offer—Page 36

30.
Comment:    We note your disclosure that you "will not be required to accept for exchange...any old notes...if at any time before the acceptance of those old notes for exchange or the exchange of the exchange notes for those old notes" you determine that the exchange violates applicable law. We further note that you have reserved the right to assert the conditions to the offer "at any time or from time to time in our sole discretion," which apparently includes assertion of the conditions after expiration. Please revise the disclosure to make clear that all conditions to the offer, other than those involving governmental approval, must be satisfied or waived before the expiration of the offer. We note in this regard that "applicable law" goes beyond "governmental approval."

  Response:    As stated above in response to Comment 29, MDMI would need the ability to assert or waive any deficiencies in the documentation, or other administrative requirements of tender after the expiration of the offer but before acceptance of the tendered notes. MDMI has revised the disclosure on pages 40 and 41 to clarify the scope of the foregoing. With respect to the Staff's note that "applicable law goes beyond governmental approval," MDMI believes that this is a standard provision in exchange offers of this type.

Capitalization—Page 38

31.
Comment:    It is not appropriate to include the amount of your cash and cash equivalents in your total capitalization. Please revise to delete (a) the line item for cash and cash equivalents and (b) the inclusion of the amount of your total cash and cash equivalents in the total amount of your capitalization.

  Response:    MDMI has complied with this Comment on page 42.

32.
Comment:    If material, please revise to also present your pro forma capitalization as of June 30, 2004 to reflect the transactions.

  Response:    The transactions described in the prospectus were consummated on June 30, 2004 and, as a result, the capitalization table already reflects the impact of the transactions.

Selected Historical Consolidated Financial Data—Page 40

33.
Comment:    We note that you combine your results with your predecessor. Please tell us and disclose the nature of your predecessor. That is, who is your predecessor and why? Please also revise your presentation to separately show your results from those of your predecessor.

  Response:    MDMI does not combine its results with its predecessor. UTI, which was originally incorporated under the laws of the State of Colorado as MDMI Holdings, Inc., was organized on July 2, 1999. If MDMI had been in existence since UTI's inception in July 1999, MDMI's financials statements would have reflected the push down of UTI's debt and related interest expense and UTI's equity as of such date. Because MDMI believes that its incorporation as a second-tier holding company in the organization's corporate structure did not have an impact on the organization's results through its operating subsidiaries, and because MDMI's parent, UTI, has at all times since MDMI's inception pushed down its debt and equity to MDMI, MDMI believes that disclosure of UTI's results for all periods prior to MDMI's inception accurately reflects what would have been MDMI's pushed down results had it been in existence during the periods presented and provides investors with meaningful disclosure regarding the historical results of the organization.

  With respect to periods prior to MDMI's parent's inception in July 1999, UTI's and MDMI's predecessor for accounting and financial reporting purposes is MDMI's wholly owned subsidiary UTI Corporation, a Pennsylvania corporation ("UTI Pennsylvania"). For a detailed discussion of the reasons why UTI Pennsylvania is MDMI's and UTI's predecessor, please refer to the letter dated November 20, 2000 filed with the Staff of the Commission on behalf of UTI in connection with UTI's then contemplated initial public offering pursuant to a registration statement on Form S-1 (File No. 333-52802). Please also refer to the Staff's letter dated December 1, 2000 in response to UTI's aforementioned letter in which the Staff concurred that UTI Pennsylvania should be treated as UTI's accounting predecessor. MDMI has revised its presentation in response to this Comment to show separately the results of UTI Pennsylvania for the periods prior to UTI's inception on page 46. MDMI has also revised its disclosure under the caption "Ratio of Earnings to Fixed Charges" on page 15 and the related Exhibit 12.1 to the Registration Statement to show separately the ratios and deficiencies of earning to fixed charges for UTI Pennsylvania for the periods indicated.

  MDMI has also modified its disclosure on page 44 to clarify that the financial data for the periods before MDMI's inception reflect the financial data of UTI or its and our predecessor, as applicable.

34.
Comment:    Your selected financial data indicates that your date of inception was July 2, 1999, while the "Other Information" section of the prospectus on page 5, as well as your Articles of Incorporation, state that you were incorporated in May 2000. Please revise to clarify.

  Response:    MDMI Holdings, Inc. (now known as UTI Corporation) was incorporated in Colorado in July 1999. MDMI was thereafter incorporated as a second tier holding company in May 2000. MDMI Holdings, Inc. later changed its name to UTI Corporation, a Maryland corporation, in connection with its reincorporation merger into Maryland in February 2001. MDMI has complied with this Comment on pages 6 and 44 to clarify the disclosure. Please also see MDMI's response to Comments 13 and 33.

Management's Discussion and Analysis of Financial Condition and Results of Operations—Page 43

  Overview—Page 43

35.
Comment:    Supplementary explain how you selected the nine customers listed in the second paragraph of this section.

  Response:    These customers were selected because they are significant customers of MDMI that are material to MDMI's target markets. Each of these customers is in the top 15 of MDMI's customers in terms of pro forma net sales.

36.
Comment:    On page 15 of the risk factors section of the prospectus, you present the customer data on a pro-forma basis for the 12 months ended December 31, 2003, and state that two customers account for greater that 10% of your net sales, which is inconsistent with your statement here that only one customer accounted for greater than 10% of your net sales. Please revise either here or in the risk factor to make these statements consistent.

  Response:    Please see MDMI's response to Comment 18. As noted therein, on page 17 of the "Risk Factors" section MDMI has disclosed net sales figures for Johnson & Johnson and Boston Scientific on a pro forma basis after giving effect to the MedSource acquisition for each of the twelve months ended December 31, 2003 and six months ended June 30, 2004. As stated under the "Overview" subsection of MD&A on page 47, MDMI has disclosed customer data on a historical basis (which covers periods prior to the consummation of the transactions discussed in the prospectus, including the MedSource acquisition), in accordance with Regulation S-K Item 303. MDMI refers the staff to the first paragraph on page 48 under "Overview" which states that the subsequent discussion and analysis covers periods prior to the consummation of the transactions described in the prospectus, including the MedSource acquisition. Accordingly, two customers did not account for greater than 10% of MDMI's net sales in 2003.

  Results of Operations—Page 44

37.
Comment:    Please revise to disclose the actions taken under your "Zero Defects" quality program and under your "lean" manufacturing cost reduction program and quantify the known or expected savings, if material, in connection with each program.

  Response:    MDMI expects to introduce a new quality improvement program during the fourth quarter of fiscal year 2004. This program is referred to as its "Zero Defects" program. The overall objective of this program is to harmonize all quality management systems within the newly combined MDMI and MedSource facilities. MDMI's initial objectives, which are to be completed by the end of fiscal year 2004, include a review of its senior management processes, addressing management responsibility and the review and approval of a corporate wide quality policy. The review will also detail the steps and timeframe necessary to complete MDMI's certification for each manufacturing facility. MDMI expect to begin production site reviews in early 2005.

  Additionally, MDMI is introducing a program, which it calls its "Lean Manufacturing" program, designed to improve manufacturing cycle times which could result in increased productivity and a reduction of inventory investment. MDMI has prioritized its facilities to be reviewed under this new program, focusing on facilities with longer cycle times. MDMI's facility reviews begin with a readiness assessment, followed by customized training, process mapping, and the implementation of process improvement. MDMI's first facility readiness assessment will begin during the fourth quarter of fiscal year 2004.

  Due to the early stages of these two programs, MDMI has not realized any savings to date and cannot quantify the amount of savings to be earned. In the future as MDMI becomes aware of the future savings associated with these programs, if any, MDMI will update its disclosure under results of operations and elsewhere in MD&A in accordance with Regulation S-K Item 303.

38.
Comment:    We note your presentation of EBITDA on page 44. This presentation does not appear to comply with Regulation G and Item 10 of Regulation S-K. Please revise or advise.

  Response:    The presentation of EBITDA has been removed from page 48 in response to the Staff's Comment.

39.
Comment:    Please include a discussion of your interest expense and income taxes, or tell us why the current presentation is appropriate.

  Response:    MDMI has complied with this Comment for each period presented on pages 50, 51, 53 and 54.

40.
Comment:    Tell us why you refer to a loss of customers in the plastic injection mold operation that led to a significant impairment of goodwill and intangible assets when discussing your impairment charges for 2002, but not in your discussion of 2002 and 2001 revenues. How did this loss impact your revenues? Please explain.

  Response:    In 2002, an MDMI reporting unit experienced a significant reduction in revenue as a result of the loss of a start-up customer due to the lack of market acceptance of their product, the acquisition of a customer and reduced sales of certain products due to competitive factors. Although these reductions in net revenue were not significant to the overall company, they were significant to the reporting unit and therefore these losses led to the determination of the impairment of goodwill and intangibles for that unit. The reduction in engineering revenue discussed in MD&A for 2002 as compared to 2001 was primarily the result of the loss of the start-up customer referenced above.

41.
Comment:    We note that you have accruals for certain environmental liabilities. Your disclosure about your environmental contingencies should be sufficiently specific to enable a reader to understand the scope of those contingencies affecting you. For example, your discussion of historical and anticipated environmental expenditures should, to the extent material, describe separately (a) recurring costs associated with managing hazardous substances and pollution in on-going operations, (b) capital expenditures to limit or monitor hazardous substances or pollutants, (c) mandated expenditures to remediate previously contaminated sites, and (d) other infrequent or non-recurring clean-up expenditures that can be anticipated but which are not required in the present circumstances. Disaggregated disclosure that describes accrued and reasonably likely losses with respect to particular environmental sites that are individually material may be necessary for a full understanding of these contingencies. Also, if management's investigation of potential liability and remediation cost is at different stages with respect to individual sites, the consequences of this with respect to amounts accrued and disclosed should be discussed. Please revise or advise. See SAB Topic 5:Y.

  Response:    MDMI has complied with this Comment on page 56. MDMI does not incur material recurring costs or material capital costs associated with managing hazardous waste, except for those costs directly related to remediation efforts. Capital costs incurred during fiscal year 2003 to manage hazardous waste were approximately $0.1 million. We have not disclosed these ongoing costs as they are not significant. Costs incurred for remediation efforts are expected to be significant over time, and are disclosed on page 56.

  Six Months Ended June 30, 2004 Compared to Six Months Ended June 30, 2003

  Net Sales—Page 44

42.
Comment:    We note that you had higher sales in the endoscopic and cardiovascular markets. Please revise to disclose why these markets performed better in 2004. What was the specific reason for such increased demand? Did you have new product offerings in these markets? Please consider the new MD&A guidance in SEC Release Nos. 33-8350, 34-48960, and FR-721.

  Response:    MDMI has complied with this Comment and updated MD&A on page 49.

43.
Comment:    In a related matter, revise to include discussion of the extent to which such increases are attributable to increases in prices or to increases in the volume or amount of goods or services being sold or to the introduction of new products or services. Refer to Item 303(a)(3)(iii) of Regulation S-K. Similarly, revise your fiscal year comparison discussions.

  Response:    MDMI has complied with this Comment and updated MD&A on page 49.

  Gross Profit—Page 44

44.
Comment:    We see on page 19 that fluctuations in the cost of raw materials are a significant risk to the company. Please revise your discussion to indicate what impact these price fluctuations have on your gross profit from period to period. Include known trends, events, demands, commitments and uncertainties that are reasonably likely to have a material effect on financial condition and operating performance. Refer to the MD&A guidance in SEC Release No. 33-8350. Similarly revise your fiscal year comparison discussions.

  Response:    MDMI has considered the Staff's Comments and believes it has disclosed the relevant factors that have caused, or are likely to cause, a material effect on its financial condition or operating performance. While MDMI has identified fluctuations in the cost of raw materials as a risk, to date such fluctuations have not had a material effect on its financial condition and operating performance. As noted under "Supply Arrangements" on page 69, in some cases MDMI has pass-through pricing arrangements with its customers to purchase metal components such as stainless steel, titanium and platinum, which has historically fluctuated in cost. Accordingly, MDMI does not believe fluctuations in the cost of raw materials are likely to have a material effect on future periods. In order to avoid repetitious disclosure and in observance of the Commission's plain English rules, the disclosure contained in the risk factors section was not repeated herein.

  Restructuring and Other Charges—Page 45

45.
Comment:    Although no restructuring charges were expensed in the six-month period ended June 30, 2004, a restructuring plan based on the acquisition of MedSource was in place per note 3 to your June 30, 2004 interim financial statements on page F-41. Please describe this restructuring plan to the extent necessary in your MD&A with an outlook to the impact it will have on subsequent periods and your results of operations. Refer to SAB Topic 5.P.4.

  Response:    MDMI has complied with this Comment on page 50.

  2003 Compared to 2002

  Gross Profit—Page 45

46.
Comment:    We note that several reasons including an inventory charge, manufacturing inefficiencies and closure of a plant offset the increase in gross profit in 2003. When discussing multiple reasons for significant changes in your operations, please quantify and fully describe the nature of each fluctuation.

  Response:    MDMI has complied with this Comment on page 51.

47.
Comment:    Please expand your discussion of the inventory charge to quantify the amount and discuss the circumstances related to the charge and how you accounted for the charge. Clarify whether the inventory written-down will be sold, scrapped or otherwise disposed. The impact of sales of this inventory on gross margins should be addressed in MD&A.

  Response:    MDMI has complied with this comment and updated MD&A on page 51. The Company incurred a $5.0 million change to reduce inventory to its expected net realizable value. Throughout 2002 and 2003 approximately $3.3 million of the written down inventory was discarded. The impact of sales of the remaining inventory on gross margins will be disclosed by MDMI in future MD&A when and if material sales occur.

  Liquidity and Capital Resources—Page 47

48.
Comment:    Please clarify the duration of the period represented by your use of the term "foreseeable future" in the last paragraph of this section. Please also ensure that you discuss liquidity on both a short-term and a long-term basis.

  Response:    MDMI has complied with this Comment on page 56.

  Contractual Obligations—Page 49

49.
Comment:    We note that you do not present an historical schedule of your contractual obligations as of December 31, 2003. Instead, you present the table based upon pro forma information as of that date. This pro forma data is presented without explanation or presentation of how it was calculated. Under Item 303 (a)(5) of Regulation S-K and the instructions thereto, you should present in a tabular format the information specified in that paragraph as of the latest fiscal year end balance sheet date with respect to your known contractual obligations specified in the table that follows paragraph (a)(5)(I). While you are not required to include this table for interim periods, you should disclose material changes outside the ordinary course of your business in the specified contractual obligations during the interim period. Please revise or advise.

  Response:    MDMI did not present a historical schedule of contractual obligations and commitments as of December 31, 2003 because it believed that a presentation on a pro forma basis as of December 31, 2003 after giving effect to the transactions, which include, among other things, the acquisition of MedSource, the issuance of the notes, the new senior secured credit facility and the repayment of the existing indebtedness of MedSource, UTI and MDMI would provide more meaningful disclosure to investors and that disclosure of the historical year end amounts, whether or not updated separately as suggested, could be potentially confusing and misleading to investors. MDMI therefore believes that a historical December 31, 2003 presentation, without giving effect for the transactions on a pro forma basis, does not provide the investor with an accurate description of the combined company and would add length to the prospectus without enhancing the quality of the information. MDMI respectfully requests that the Staff reconsider its Comment because MDMI believes its compliance would result in unnecessary length without investor benefit and possible investor confusion.

  MDMI directs the Staff to the third sentence of Item 303(a)(5) which states that the registrant may disaggregate the specified categories of contractual obligations using other categories suitable to its business, but the presentation must include all of the obligations of the registrant that fall within the specified categories. MDMI has chosen to disaggregate its long term debt obligations into two separate line items detailing the new senior secured credit facility and the notes. MDMI believes separate line item disclosure enhances the quality of the information. MDMI advises the Staff that it does not have any purchase obligations, as such term is defined in Item 303(a)(5) of regulation S-K, or other long term liabilities reflected on its balance sheet under GAAP.

50.
Comment:    Please include purchase obligations in your schedule of contractual obligations, or tell us why you have not included this item. We note your disclosure in Note 16 on page F-28.

  Response:    MDMI's purchase obligations are primarily in the form of purchase orders which generally are for a period of less than one year. Purchase orders, especially blanket purchase orders for future month's releases, are generally cancelable by the company without significant penalty and can be moved from period to period. It is impracticable to quantify the amount of short term, non-cancelable purchase orders outstanding as of December 31, 2003. MD&A on page 56 and Note 16 on page F-33 have been changed to indicate that purchase commitments are generally for a period of less than one year, often cancelable and are able to be rescheduled.

  Critical Accounting Policies—Page 49

51.
Comment:    MD&A should address the role significant accounting policies and estimates have in understanding your results. You should identify your critical accounting policies, the judgments and uncertainties affecting the application of those policies, and the likelihood that materially different amounts would be reported under different conditions or using different assumptions. The discussion of critical accounting policies in MD&A should present an analysis of the uncertainties involved in applying a principle while the accounting policy note in the financial statements should describe the method used to apply the accounting principle. Analyze, to the extent possible such factors as (a) how you arrived at the estimate, (b) how accurate the estimate/assumption has been in the past, and (c) whether the estimate/assumption is reasonably likely to change in the future. Evaluate the sensitivity to change of critical accounting policies. Please revise to include your pension obligations or tell us why it is properly excluded. Please revise or advise.

  Response:    MDMI has complied with this Comment on pages 57 and 58.

52.
Comment:    Tell us why you have included revenue as a critical accounting policy. Tell us and disclose the nature and measurement of and accounting for your underlying estimates involved in revenue recognition. Similarly revise the footnote to your financial statements.

  Response:    MDMI has complied with this Comment on page 57 and Note 1 on page F-12. MDMI has included revenue recognition as a critical accounting policy because the amount of product revenue recognized by MDMI in a given period is impacted by MDMI's judgments made in establishing its reserve for potential future product returns. MDMI's estimate of future returns is based on such factors as historical return data and the current economic condition of its customer base.

Business—Page 51

  Overview—Page 51

53.
Comment:    Please supplementary provide us with independent support for your statement in the Summary section and in the first paragraph of the Overview subsection that you are "the largest provider of outsourced precision manufacturing and engineering services in our target markets of the medical device industry." Please also revise this statement to clarify the nature of those "target markets."

  Response:    MDMI has stated its good faith belief that it is the largest provider of outsourced precision manufacturing and engineering services in its target markets. MDMI supplementally informs the Staff that this statement is based upon feedback from MDMI's customers and its internal research.

  Attached supplementally as Exhibit B (in the hand delivered marked courtesy copy to the Staff of Amendment No. 1) hereto is a market share analysis that was prepared internally based upon MDMI's internal research. In addition, attached is an article "Heavy Hitters" from the May/June magazine Business Strategies for Medical Technology Executives. Such article is publicly available.

  MDMI has revised the prospectus on page 1, 59, 60, 63 and 65 to provide additional clarity about its target markets.

  Industry Background—Page 51

54.
Comment:    Please supplementally provide us with independent support for your statement in the first sentence of this section, as well as the first sentence of the Business Strategy section on page 57, that you are "a leading provider of precision manufacturing and engineering services to the medical device industry." In addition, if this disclosure is in reference to your target market leadership, so state.

  Response:    MDMI refers the Staff to its response and supplemental supporting materials provided in response to Comment 53.

  With respect to the second part of the Comment, MDMI has revised the prospectus on page 60 to clarify this statement.

55.
Comment:    Please identify the "industry sources" for the 2003 estimated end market size and growth rates for your target markets. Please also supplementally provide us with copies of the reports or other documents containing the cited projections and tell us whether each industry source has consented to your use of those projections and to the reference to them as the source of that information. In addition, the periods to which the cited growth rates relate is unclear (e.g., projected increase in 2004, or over some longer period). Please revise accordingly.

  Response:    MDMI refers the Staff to its response and the supplemental supporting materials provided in response to Comment 11. The industry sources for MDMI's estimated end market size and growth rates are identical to the sources provided in response to Comment 11.

  MDMI has complied with this Comment and clarified the periods to which the cited growth rates apply on page 60.

56.
Comment:    In the "Medical Device End Markets" subsection on page 51, you identified your target markets as the cardiovascular, endoscopy and orthopedics end markets. Please disclose here, or elsewhere in the Business section, if appropriate, the percentage of your net sales derived from each of these target markets. Please also disclose in the Business section that 9.6% of net sales were derived from outside the medical device market, as you have disclosed on page 23 in the Risk Factors section.

  Response:    MDMI has complied with this Comment on pages 59 and 60.

57.
Comment:    Supplementally provide us with independent support for your statement in the "Active Lifestyles" bullet point on page 52 that "the utilization of medical devices such as orthopedic implants and arthroscopy devices is increasing."

  Response:    MDMI has supplementally provided with this letter as Exhibit C (in the hand delivered marked courtesy copy to the Staff of Amendment No. 1) the following materials supporting the statements referenced in the Staff's Comment:

    A.
    Frost & Sullivan: "The Aging Population" D. Ajmani Sept. 2003

    B.
    Freedonia Group: "US Market to grow 10.9% through 2007" Oct. 2003

  MDMI advises the Staff that none of the cited reports were prepared in connection with the prospectus and that each of the cited reports are made available to the general public for purchase, either through the respective company's website or otherwise, and are generally relied upon as a source of industry data. Because the reports are publicly available, MDMI believes that consents relating to the use of the projections and the references to the sources of the projections are not required.

58.
Comment:    Supplementally provide us with the criteria you used in selecting the customer products listed in the chart that begins on page 52. The products and services listed in the right-hand column of this chart should be major contributors to your revenue relative to all your products and services. Please revise the chart to accordingly if necessary.

  Response:    MDMI supplementally informs the Staff that the customer products listed in the chart on page 61 and the products and services listed on the right-hand column of such chart constitute a comprehensive list of MDMI's product offerings. The chart provides the reader with examples of the representative customer devices and products in each of MDMI's target markets and the products and services MDMI provides for each of the customer devices or products.

59.
Comment:    Supplementally provide us with independent support for your statement in the "Medical Device Companies. .." subsection on page 53 that "Many of the leading medical device companies in our targeted markets are increasingly utilizing third-party manufacturing and engineering providers as part of their business and manufacturing strategies."

  Response:    MDMI has enclosed with this comment letter as Exhibit D (in the hand delivered marked courtesy copy to the Staff of Amendment No. 1) the following supplemental materials supporting the statements referenced in the Staff's Comment:

    A.
    Medical Device Link: "As Outsourcing Increases, So Does Consolidation"—A. Kinross—January 2004

    B.
    Analyst Report—Thomas Weisel Partners—"MedSource Technologies, Inc.—Buy"—April 2002

    C.
    Analyst Report—Morgan Stanley—"MedSource Technologies"—April 2002

  MDMI advises the Staff that none of the cited reports were prepared in connection with the prospectus and that each of the cited reports are made available to the general public for purchase, either through the respective company's website or otherwise, and are generally relied upon as a source of industry data. Because the reports are publicly available, MDMI believes that consents relating to the use of the projections and the references to the sources of the projections are not required.

60.
Comment:    We note that you use the term "addressable market" on page 54 in the "Growth in Outsourced Manufacturing Services" subsection and throughout the prospectus. You also frequently refer to your "target markets." Please supplementally explain why you discuss your "addressable market," when based upon your current disclosure it does not appear that your business strategy is to expand your business into any parts of your addressable market other than your current target markets. In the alternative, please revise your disclosure to eliminate the discussion of your "addressable market."

  Response:    MDMI has revised the prospectus to eliminate the discussion of MDMI's addressable market.

  Competitive Strengths—Page 55

61.
Comment:    In the first sentence of this section, you refer to yourself as a "preferred strategic manufacturing partner for leading medical device companies." In the penultimate sentence of the second bullet point, you state that you are "usually a preferred provider" to your customers. In the final sentence of the third bullet point, you state that you are a "preferred supplier" for your customers. Please revise to clarify the basis for your belief that you a "preferred" partner, provider or supplier, as the case may be, how that status is obtained, the costs and benefits associated with that status, and the extent to which you have that status. Please also revise your disclosure in the first sentence of this section and your discussion in the third bullet point to clarify, if true, that you do not have "preferred" status with respect to all of your customers. In addition, please make conforming changes in the Summary section.

  Response:    MDMI has complied with this Comment on pages 3 and 64.

62.
Comment:    Please supplementally provide us with the percentage of your products for which you are the sole provider of manufacturing and/or engineering services, as referenced in the first sentence of the "Preferred Supplier" bullet point.

  Response:    MDMI believes it is the exclusive or sole supplier for at least 37% of its products.

  Business Strategy—Page 56

63.
Comment:    In the second bullet point in the Business Strategy section, you state that you anticipate closing redundant facilities "over the next several years." Please clarify more precisely, and quantify to the extent practicable, when you expect the anticipated savings from the closure of redundant facilities to be realized.

  Response:    MDMI has complied with this Comment on page 65.

  Capabilities—Page 56

64.
Comment:    Please disclose in this subsection the percentage of your revenues derived from each of your listed "capabilities." See Item 101(c)(i) of Regulation S-K.

  Response:    MDMI acknowledges that Item 101(c)(1)(i) of Regulation S-K contemplates disclosure of the amount or percentage of total revenue contributed by any class of similar products or services which accounted for ten percent or more of consolidated revenue in any of the last three fiscal years. However, MDMI believes its products and services make up a single "class" of products—medical device products. MDMI does not measure revenue, and its management does not evaluate operational results, derived from each of the listed capabilities. Typically MDMI's products can be classified under multiple "capabilities" making the allocation of revenue to each of the listed capabilities impracticable. As a result, MDMI is unable to provide the percentage of revenues derived from each of its listed capabilities as requested by the Staff.

65.
Comment:    Supplementally provide us with independent support for your statement in the first sentence of this subsection that "medical device companies' outsourcing continues to grow."

  Response:    MDMI refers the Staff to the supplemental materials provided in MDMI's response to Comment 59.

  International Operations—Page 59

66.
Comment:    Please disclose the portion of your net sales derived from international sales.

  Response:    MDMI has complied with this Comment on page 69.

  Competition—Page 61

67.
Comment:    In addition to the disclosure with respect to your overall business, please discuss competitive conditions within any of your individual "capabilities" listed on pages 56-59 or your "target markets" (cardiovascular, endoscopy, and orthopedics end markets). See Item 101(c)(x) of Regulation S-K.

  Response:    As noted in response to Comment 64, the majority of MDMI's products can be classified under multiple "capabilities" making an assessment of competitive conditions based on MDMI's individual capabilities listed on pages 66-68 arbitrary. Moreover, as noted on page 70, the medical device engineering and manufacturing services industry is highly fragmented, making it difficult to estimate competitive conditions within MDMI's target markets. For example, customers may have the capability to manufacture work in their own facilities rather than outsourcing the work to MDMI or one of its competitors. MDMI has disclosed the competitive conditions inherent in its business to the best of its knowledge, following good faith investigation.

  Government Regulation—Page 61

68.
Comment:    Please disclose in the penultimate paragraph on page 62, if material, the regulatory requirements of foreign countries where you have operation. In particular, please disclose the regulatory requirements that apply to your Mexico facility, the importance of which to your business is highlighted in the Business Strategy subsection on page 56.

  Response:    The Mexico facility of MDMI must comply with United States FDA regulations. MDMI believes that the FDA regulations are much more stringent than local regulatory requirements. MDMI has added additional disclosure on page 72.

  MDMI has additional international operations which are not as material as our operation in Mexico. At this time, MDMI believes that the local regulatory requirements of these operations are not material to our results of operations or financial position.

  Facilities—Page 63

69.
Comment:    In the chart on page 63, please describe which of your businesses capabilities are performed at each facility.

  Response:    MDMI informs the Staff that the majority of MDMI's facilities perform multiple capabilities. MDMI does not believe a disclosure of the capabilities of each of its facilities provides the reader with material information fundamental to an understanding of MDMI's business. Disclosure of the capabilities of each facility would add to the length of the prospectus without enhancing the quality of the information. Under these circumstances, MDMI does not believe a description of the capabilities of each of its facilities is required by Item 102 of Regulation S-K.

  Legal Proceedings—Page 63

70.
Comment:    Please provide the disclosure required by Item 103 of Regulation S-K regarding the sites for which you have been identified as a potentially responsible party, as discussed in the Government Regulation subsection on page 61. In this regard, please note Instruction 5.C to Item 103.

  Response:    MDMI has complied with this Comment on page 72.

  Backlog

71.
Comment:    Please add a subsection entitled Backlog and provide the disclosure required by Item 101(c)(viii) of Regulation S-K or tell us supplementally why those disclosures would not be material.

  Response:    MDMI's products are often sold on the basis of standard purchase orders that are cancelable prior to shipment without significant penalties. MDMI's purchase orders are subject to changes in quantities of products and delivery schedules in order to reflect changes in customer requirements.

  In addition, MDMI uses differing methods to calculate backlog across its operating units. Senior management excludes backlog metrics from management reporting, as that figure does not accurately represent firm and binding orders for MDMI's products. Based on these facts, MDMI has not added a Backlog subsection because MDMI believes such disclosure would be arbitrary and potentially misleading to investors.

Management—Page 64

  Directors and Executive Officers—Page 64

72.
Comment:    Please state in the biographies of Gary D. Curtis and Jeffrey M. Farina that they are neither directors nor executive officers of MDMI. Also, please supplementally explain to us why Mr. Farina, who is not an executive officer or director of the company, has a valid employment agreement with MDMI. Please tell us whether MDMI or UTI is obligated to make payments under this agreement.

  Response:    MDMI has complied with this Comment on page 74.

  With respect to the second part of the Comment, MDMI supplementally informs the staff that on May 31, 2000 Jeffrey M. Farina entered into an employment agreement with MDMI and UTI Corporation, a Pennsylvania corporation which is a subsidiary of MDMI, in connection with MDMI's acquisition of UTI Corporation (Pennsylvania). The agreement states that Mr. Farina shall be employed as Vice President of Engineering of UTI Corporation (Pennsylvania) and as a Vice President of MDMI. The agreement has a five year term and remains in effect as of the date hereof. Currently Mr. Farina serves as Vice President of Engineering for UTI Corporation, MDMI's parent, rather than in such capacity with MDMI.

Executive Compensation—Page 67

73.
Comment:    Throughout the Executive Compensation section, revise as needed to make clear to investors that compensation is paid by UTI and not MDMI, and that any securities issued are UTI securities and not MDMI securities.

  Response:    MDMI calls to the Staff's attention the following disclosure contained in the introductory paragraph to the Executive Compensation section: "All compensation reported for our named executive officers is the compensation they received in their capacities as executive officers of UTI, our parent. Our named executive officers did not receive any additional compensation from us or our subsidiaries during the years shown." MDMI makes similar disclosure under the table entitled "Option Grants in Last Fiscal Year" on page 77, the table entitled "Aggregate Option Exercises in Last Fiscal Year and Fiscal Year End Option Values" on page 78, and the table entitled "Pension Plan Table" on page 78. Further, the section entitled "Employment Contracts and Termination of Employment and Change-In-Control Arrangements" specifies that, with the exception of Jeffrey M. Farina, MDMI does not have any employment agreements with its named executive officers. MDMI respectfully asserts that such disclosure should be sufficient to make clear to investors that compensation of MDMI's named executive officers is paid by UTI and not MDMI and that any securities issued to MDMI's named executive officers are UTI securities and not MDMI securities.

  Aggregate Option Exercises...—Page 69

74.
Comment:    Please revise the table to include columns setting forth shares acquired upon exercise of options and the value realized upon exercise of options, as required by Item 402(d)(2) of Regulation S-K, or supplementally confirm, if true, that there were no option exercises by any of the named executive officers during your last fiscal year.

  Response:    MDMI supplementally informs the Staff that there were no option exercises by any of the named executive officers during the last fiscal year.

Security Ownership of Certain Beneficial Owners and Management—Page 74

75.
Comment:    We note your disclosure in footnote (7) to the table that "Messrs. Kenkare, Pickering and Pulver exclude shares shown as held by DLJ Merchant Banking Partners III, L.P. and related funds, as to which they disclaim beneficial ownership." Please note that shares beneficially owned must be included on the appropriate lines in the table, even if that beneficial ownership is disclaimed. Accordingly, if Messrs. Kenkare, Pickering and/or Pulver are the beneficial owners of the shares held by DLJ Merchant Banking Partners III, L.P. and related funds, please revise the table to reflect that beneficial ownership. Alternatively, if none of Messrs. Kenkare, Pickering and Pulver is the beneficial owner of those shares, please revise to identify the natural persons who have or share voting and/or dispositive power with respect to those shares.

  Response:    Messrs. Kenkare, Pickering and Pulver do not have sole or shared voting or dispositive power over the shares held by DLJ Merchant Banking Partners III, L.P. and related funds, and therefore, do not have beneficial ownership of such shares. MDMI has modified the disclosure in footnote (7) on page 84 to this effect. MDMI has been advised by counsel to the DLJ Merchant Banking Partners III, L.P. that it is controlled by a publicly traded parent company, Credit Suisse Group, and as such there are no natural persons that have sole or shared voting or dispositive power over the shares of UTI held by DLJ Merchant Banking Partners III, L.P.

Certain Relationships...—Page 77

  General

76.
Comment:    File as exhibits those agreements described in this section that have not previously been filed. See Item 601(b)(10).

  Response:    MDMI believes it has filed all agreements described in this section in accordance with Item 601(b)(10) of Regulation S-K. MDMI has included a discussion of certain agreements in accordance with disclosure requirements under Item 404 of Regulation S-K, which may be more inclusive than the requirements of Item 601(b)(10) of Regulation S-K. Certain of the agreements discussed under "Certain Relationships and Related Party Transactions" are no longer in force, and were entered into more than two years before the date of the prospectus. For example, on January 11, 2000, our parent acquired Noble-Met, Ltd. from the shareholders of Noble-Met, including one of UTI's executive officers. One of UTI's executive officers was entitled to receive an earn out payment in the event Noble-Met achieved certain specified earnings objectives. In 2001 the final earn-out payment was made to former Noble-Met shareholders, and UTI has no continuing obligations under the agreement. MDMI has clarified its disclosure to help the reader better identify the agreements in the exhibit index.

  UTI Recapitalization—Page 80

77.
Comment:    Please supplementally provide more detail of this recapitalization. What actual changes in equity occurred? Did ownership of UTI change hands? What was the accounting consequence of the transaction?

  Response:    The recapitalization did not result in an ownership change of UTI. Additional capital was raised from DLJ Merchant Banking Buyers as described in the Transaction section on page 33. After the investment the DLJ Merchant Banking Buyers, together with the Initial DLJ Investors beneficially owned 48.8% of UTI as shown in the Security Ownership of Certain Beneficial Owners and Management section on page 83. Prior to the investment the Initial DLJ Investors owned 5.9% of UTI. Please see "Other Information" on page 6 and "Certain Relationships and Related Party Transactions—Securities Purchase Agreement" on page 86 for additional information on each of the DLJ Merchant Banking Buyers and the Initial DLJ Investors. The accounting of the transaction was as an equity infusion, with the net cash proceeds shown as an increase in MDMI's paid-in capital.

Financial Statements Medical Device Manufacturing, Inc.—Page F-2

78.
Comment:    You should identify related party transactions and state the amounts on the face of the balance sheet, income statement, or statement of cash flows. See Item 4-08(k) of Regulation S-X.

  Response:    Intercompany loans and advances have been eliminated in consolidation. Transactions with related affiliates are disclosed in Notes 12 and 16. Due to the immateriality of the amounts under Regulation S-X Item 4-02, MDMI has not disclosed these amounts on the face of its income statements. Please see MDMI's response to Comments 87 and 89 regarding the accounting for the capital infusion from parent related to acquisitions and push down accounting.

Report of Independent Registered Public Accounting Firm—Page F-2

79.
Comment:    Please revise to include the city and state where the report was issued. Refer to S-X, Article 2-02(a)(3).

  Response:    MDMI has complied with this Comment on page F-2.

Consolidated Balance Sheets—Page F-3

80.
Comment:    Please tell us and disclose why you classified the redeemable and convertible preferred stock outside of equity. Is the stock mandatorily redeemable? If so, please revise to so state. As applicable, include the disclosures required by Items 5-02(28) and (29) of Regulation S-X. How does your presentation comply with SFAS 150.

  Response:    The redemption of UTI's Class C Redeemable Preferred Stock could occur mandatorily only upon either a sale of the business or an initial public equity offering. Since the redemption is conditional upon an event not certain to occur, MDMI concluded the shares should not be classified as a liability in accordance with SFAS 150. In accordance with Regulation S-X Item 5-02(28) and ASR 268, MDMI has shown UTI's redeemable preferred stock outside of permanent equity.

  The redemption of UTI's Class B-1 and B-2 Convertible Preferred Stock occurs at date certain if not converted before that date. Since the redemption of these shares is not certain to occur due to the conversion feature, MDMI concluded the shares should not be classified as a liability in accordance with SFAS 150. In accordance with Regulation S-X Item 5-02(28) and ASR 268, MDMI has shown UTI's redeemable convertible preferred stock outside of permanent equity.

81.
Comment:    Please show us the significant components of your accrued expenses, other and other long-term liabilities as of December 31, 2002 and 2003.

  Response:    As of December 31, 2002, no item included in accrued expenses other was greater than 5% of current liabilities. At December 31, 2003, $36.9 million was included in accrued expenses other for the remaining earn-out payment related to the acquisition of Venusa as more fully disclosed in Note 16. MDMI has not provided additional disclosure since the only item requiring additional disclosure has been disclosed in Note 16.

  No items in other long-term liabilities were greater than 5% of total liabilities at either December 31, 2003 or 2002.

Consolidated Statements of Operations—Page F-4

82.
Comment:    Why do you refer to net interest expense? Please show us the significant components of this item for each period presented. Under Item 5-03 (8) you should show interest expense as a separate line item. Please revise or advise.

  Response:    The interest expense is net of a small amount of interest income of approximately $19,000 in 2003, $78,000 in 2002 and $112,000 in 2001. MDMI deemed that separate disclosure of interest income was not warranted due to its immaterial size and therefore disclosure of interest expense as net was appropriate.

83.
Comment:    Please show us the significant components of other income and expense for each period presented.

  Response:    MDMI's other income and expense consisted of the following ($ in thousands):

	2003	2002	2001
(Loss)/gain on sale of fixed assets	(10)	74	(12)
Currency exchange and other	1	(13)	11
Total	(9)	61	(1)

Consolidated Statements of Stockholders' Equity—Page F-5

84.
Comment:    Please tell us and revise to disclose the nature of and accounting for fiscal 2001 (a) acquisitions and (b) value of Star Guide appreciation rights, and for fiscal 2001 and 2003 the change in value of phantom stock related to Noble-Met acquisition.

  Response:    The caption acquisitions in 2001 represented capital infusion from parent related to net proceeds of stock offerings by UTI Corporation that were contributed to MDMI. MDMI used the amounts contributed to it to pay for obligations related to the acquisition of a subsidiary by MDMI. The transaction is pushed down and presented as an increase in additional paid in capital on MDMI's financial statements. The description on page F-5 has been revised. Please see MDMI's response to Comment 89 regarding the push down of UTI's indebtedness and equity.

  The value of Star Guide stock appreciation rights represent the value of stock appreciation rights that were awarded as part of the acquisition of Star Guide. The offset was an increase in goodwill. The description in Note 8 on page F-24 has been revised.

  The change in value of phantom stock in 2001 represents an adjustment to the contingent consideration relating to the Noble-Met acquisition. The phantom stock issued to Noble-Met was issued under the 2000 Employee Phantom Stock Plan. The change in value of phantom stock in 2003 represents the reduction in the valuation of the phantom stock obligation as a result of the decline in the value of the parent company's stock. At December 31, 2003 the phantom stock obligation of approximately $1,350,000 was included in additional paid in capital. The description in Note 8 on page F-24 has been revised.

85.
Comment:    Do "stock options" refer to the exercise of stock options? Please revise to clarify.

  Response:    MDMI has revised this disclosure on page F-5 to clarify that the amounts previously described in the statements of stockholders' equity as "stock options" represent amortization of deferred stock-based compensation. Deferred compensation represents compensation for options issued in 2000 with an exercise price below the fair market value determined in connection with a proposed IPO.

Consolidated Statements of Cash Flows—Page F-6

86.
Comment:    We note that the amount of accounts payable and accrued expenses increased from $14.6 million as of December 31, 2002 to $60.2 million as of December 31, 2003. The statement of cash flows reflects an increase in cash of $5.2 million due to this change. Please revise or advise. Please also tell us where in MD&A you discuss the reasons for the increase in your accrued expenses.

  Response:    The change in the accrued expenses in 2003 also included $37.0 million for accrued expenses for acquisition earn-out and expense payments as reflected in the supplemental disclosure of non-cash investing activities, $1.4 million of accrued expenses of the acquired company and a $0.4 million loss on restructuring and other charges as shown separately in cash flow provided by operations. MDMI has revised the discussion of contractual obligations and commitments in MD&A on page 56 to clarify the accrual of the earn-out.

87.
Comment:    We note the line item "Capital Infusion from parent related to acquisition." Please tell us how you accounted for this transaction. Is this a capital contribution? If so, where is this reported in the statement of stockholders' equity? Is this a note payable to the parent? If so, how is it reported? What journal entries did you make to record this contribution? Is this the same transaction as described in note 11 related to the sale of UTI stock in which case MDMI received the proceeds? Please advise supplementally.

  Response:    This transaction is described in Note 11. The Statement of Cash Flows for the 2003 year includes $18.7 million of proceeds received from UTI in conjunction with UTI's sale of its Class C Redeemable Preferred Stock and warrants to purchase shares of Class AB Convertible Preferred Stock. Of the $18.7 million amount received, $12.5 million has been recorded as Redeemable Preferred Stock on the face of MDMI's balance sheet outside of permanent equity and $6.2 million has been recorded as additional paid-in capital. Such amounts are not a note payable to parent but rather a capital contribution.

88.
Comment:    Why do you reflect the earn-out accrual as a non-cash investing activity? We note that the earn-out payment will be made in both cash and stock.

  Response:    The earn-out accrual was reflected as a non-cash charge for the 2003 year because the amount was not paid during the 2003 year. For the six months ended June 30, 2004, the cash paid for the earn-out was recorded in the Statement of Cash Flows as an investing activity and included in the line item description Acquisitions, Net of Cash Acquired.

Note 1. Summary of Significant Accounting Policies—Page F-7

89.
Comment:    We note that you are a wholly-owned subsidiary of UTI and that UTI is a holding company with no operations and whose only asset is your capital stock. Please tell us and disclose in more detail why you pushed down UTI's indebtedness and equity. Cite the accounting literature you relied upon. Separately address the debt and the equity. Do the financial statements of MDMI include any revenues or expenses of UTI in addition to interest expense? What about management and related fees? Please explain and quantify. If included you should tell us why and revise your disclosure to clarify. See SAB Topic 1:B. If practicable, include your estimate of what the expenses would have been on a stand alone basis.

  Response:    The debt and equity capital raised by UTI has been used solely to invest in MDMI and subsidiaries of MDMI and to repay debt incurred and equity issued to acquire subsidiaries of MDMI. Since the equity and debt of UTI have been used to invest in MDMI, and fund acquisitions made by MDMI, all of the equity and debt of UTI have been pushed down to MDMI in accordance with SAB Topic 5-J. The following summarizes the use of proceeds from the issuances of each series of UTI's preferred stock and indebtedness pushed down to MDMI. UTI issued the Class A-1 Convertible Preferred Stock in connection with the acquisition of G&D, Inc.

  d/b/a Star Guide. UTI issued the Class A-2 Convertible Preferred Stock pursuant to the acquisition of Noble-Met, Ltd. UTI issued the Class A-3 Convertible Preferred Stock in connection with the acquisition of Medical Engineering Resources, Ltd. UTI issued the Class A-4 Convertible Preferred Stock in connection with the acquisition of UTI Pennsylvania. UTI issued the Class A-5 Convertible Preferred Stock in connection with the acquisition of American Technical Molding. UTI sold shares of its Class A-6 Convertible Preferred Stock to fund the earn-out related to the acquisition of Noble-Met, Ltd. UTI issued the Class A-7 Convertible Preferred Stock in connection with the acquisition of Venusa. UTI issued the Class A-8 Convertible Preferred Stock in connection with the MedSource acquisition and related transactions described in the prospectus. UTI issued the Class AA Convertible Preferred Stock in connection with the issuance of UTI's senior and MDMI's senior subordinated notes, which were issued in connection with the acquisition of UTI Pennsylvania. In 2003, pursuant to an anti-dilution agreement, certain investors exercised their rights to acquire additional shares of Class AA Convertible Preferred Stock as a result of the issuance of additional securities for the Venusa acquisition. UTI issued the warrants to purchase Class AB Convertible Preferred Stock in connection with the issuance of the Class C Redeemable Preferred Stock, which was issued to fund the Venusa acquisition. UTI issued the Class B-1 Convertible Preferred Stock in connection with the acquisition of G&D, Inc. d/b/a Star Guide. UTI issued the Class B-2 Convertible Preferred Stock in connection with the acquisition of UTI Pennsylvania. In addition, UTI issued the Class B-2 Convertible Preferred Stock to its Chief Executive Officer as incentive compensation.

  UTI incurs interest expense and stock-based compensation expense under APB 25 related to expenses incurred. During the 2001 year, UTI incurred costs in connection with its proposed initial public offering, the registration statement with respect to which was withdrawn prior to the closing of the initial public offering and the sale of any shares in connection therewith. The proceeds from the initial public offering of UTI, had it been successful, would have been used to refinance the debt of UTI and MDMI, as well as provide funds for general corporate purposes of MDMI. Therefore, these costs were also pushed down to MDMI. In accordance with SAB Topic 1-B, all expenses incurred by the parent on behalf of a subsidiary should be reflected on the financial statements of the subsidiary. Interest expense incurred by UTI relates to debt used to fund MDMI. The subsidiaries of MDMI were guarantors of UTI's and MDMI's debt. Therefore, all interest expense of UTI has been pushed down to MDMI. Stock-based compensation expenses incurred by UTI relating to stock options granted by UTI to MDMI employees have been pushed down to MDMI as the employees perform their services for MDMI and its consolidated subsidiaries.

  The following amounts of expenses were pushed down from UTI to MDMI (in thousands):

	Fiscal Years Ended December 31,
				Six Months Ended June 30, 2004
	2001	2002	2003
Stock-based compensation	$(109)	$(216)	$(191)	$(112)
Initial public offering costs	(2,328)	—	—	—
Interest expense	(4,732)	(5,166)	(5,823)	(2,767)

90.
Comment:    Please describe why you record inventory if you provide custom manufacturing services. Who is responsible for the inventory from the point of purchase from third parties until it is manufactured and shipped? How do you record inventory for assembly of finished devices and why? It appears that you provide services as well as products. Please revise your statement of operations to comply with Rule 5-03(b) of Regulation S-X.

  Response:    MDMI manufacturers medical components based on the designs of our customers. MDMI procures the raw materials required to produce the component, and fabricates and/or assembles the raw materials into the finished product. MDMI owns the raw materials which we procure from third parties. Raw material purchased to fabricate and or assemble finished goods is classified as raw materials inventory, raw material plus applied labor and overhead costs for product currently in fabrication and/or assembly is recorded as work-in-process inventory, and raw material plus applied labor and overhead costs for finished products are classified as finished goods inventory.

  MDMI provides engineering services and component design services for its customers. Net service revenues did not exceed 10% of total revenues in any of the periods presented. Therefore, in accordance with Rule 5-03(b) of Regulation S-X, MDMI has combined the product and service net revenues.

91.
Comment:    You refer to one customer that represented 10% of sales in fiscal 2002 and one customer that represented 25% of sales in 2003. Please confirm that these are two separate customers and that no other customer represented more than 10% of sales in 2001, 2002, or 2003. Also, explain why you do not refer to the new customer in 2003 that represented 25% of your sales in MD&A? Will this business continue or were the sales for 2003 unusual and infrequent.

  Response:    MDMI confirms to the Staff that the customer exceeding 10% of sales in fiscal 2002 is not the same customer that represented 25% of sales in fiscal 2003. No other customer represented more than 10% of sales in 2001, 2002 or 2003.

  The customer which represented 25% of sales in fiscal 2003 was an existing customer of MDMI whose purchases increased as a result of our acquisition of Venusa. MDMI has updated its disclosure on page 51 to discuss increased sales to this customer.

92.
Comment:    Please tell us why you believe it is appropriate under U.S. GAAP to include short-term investments in corporate bonds and mutual funds in your cash and cash equivalents. See SFAS 95.

  Response:    Under SFAS 95, the money market fund portion of the MDMI's short-term investments, which amounted to $16,354, would be classified as a cash equivalent in accordance with paragraph 8 of SFAS 95. The remaining amounts include corporate bonds in the amount of $82,990 and a mutual fund in the amount of $13,035 which would not meet the definition of a cash equivalent under SFAS 95.

  Although MDMI agrees that the bonds and mutual fund amounts should be classified as short-term investments, MDMI has classified such amounts as cash equivalents based on MDMI's materiality assessment which quantified a 0.5% adjustment to cash used by investing activities as immaterial under Regulation S-X Item 4-02. MDMI hereby informs the Staff that these investments were liquidated in 2004.

93.
Comment:    We note that your goodwill was $113.9 million as of December 31, 2003, or 41% of your total assets. As such, we believe you should provide more detailed disclosure about how and when you test your goodwill for impairment. Also disclose the number of reporting units used in that assessment. Also add a discussion of how and when you test other intangible assets for impairment.

  Response:    MDMI has complied with this Comment in Note 1 on pages F-9 and F-10.

94.
Comment:    Given your statement on page 42 that the company had a loss of significant customers in 2002 and that customer relationships may last more than ten years (i.e. not 20), please supplementally tell us why you believe 20 years is an appropriate life for amortization of customer base. How did you determine the amortization period of 20 years.

  Response:    The primary factors management considered significant when assigning a 20 year life to customer base were as follows:

    •
    Many of the top customers are the same as 10-20 years ago,

    •
    MDMI and its subsidiaries have experienced very little customer attrition, and

    •
    Tighter engineering interaction with customers increases switching costs.

  Each of MDMI's subsidiaries has maintained significant customer relationships for over 10 years (UTI Pennsylvania for over 20 years). Many of the business relationships formed during the early years have become the foundation of the respective subsidiary's success and growth. Due to the fairly concentrated demand for medical device components, the top companies in the industry (by dollar volume) have varied only slightly over this period. MDMI's subsidiaries rarely lose customers, although some customers may order less components in a particular year.

  MDMI's strategy seeks to strengthen its customer relationships by adding and expanding engineering capabilities to offer its customers more assistance with initial design and prototyping of new products. By adding value in the upstream design and engineering process, the cost for a customer to switch to an alternative supplier increases substantially.

95.
Comment:    Please revise to discuss how and when you review the valuation and depreciable lives of your property, plant and equipment.

  Response:    MDMI has complied with this Comment in Note 1 on page F-9.

96.
Comment:    Please clarify how you calculate your income taxes. Do you use the separate return basis? Please explain. See SAB Topic 1:B.

  Response:    MDMI income tax provisions are prepared on a separate return basis. This is disclosed in Note 1.

97.
Comment:    We note that awards of stock-based employee compensation were outstanding and accounted for under the intrinsic value method of Opinion 25. As such, under paragraph 2(e)(c) of SFAS 148 you should show a tabular presentation for fiscal 2001, 2002, and 2003 of net income, the stock-based employee compensation cost, net of related tax effects, included in the determination of net income as reported, the stock-based employee compensation cost, net of related tax effects, that would have been included in the determination of net income if the fair value based method had been applied to all awards and pro forma net income as if the fair value based method had been applied to all awards. Please revise or advise.

  Response:    MDMI has revised the disclosures required by SFAS 148 in Note 1 to conform with the requirements of SFAS 148. In addition, MDMI has revised the interim disclosures as well.

98.
Comment:    We note that you perform product development and design. You also recognize service revenues when you perform the services. Please tell us why this method is appropriate for the recognition of revenue related to these services. Do you recognize revenue for any other services? Please explain.

  Response:    MDMI earns engineering service revenues when it performs product development and design projects. Service contracts based on a time and materials agreement are recognized as revenue based on the hours and material costs incurred for the period. Service contracts for fixed price agreements are recognized as revenue in the period when the stated milestone has been completed.

  MDMI does not recognize revenue for any other type of service. Net service revenues for fiscal year 2003 were less than 1% of total net revenues.

99.
Comment:    We note on page 21 that certain of MedSource' products were subject to recalls in 2001 and 2002. Please revise to include your policy regarding sales returns and allowances. Do you offer rights of return to customers in the event a product is defective? What events other than sales returns would necessitate recording an allowance.

  Response:    MDMI has complied with this Comment in Note 1 on page F-12. MDMI provides for returns for defective products only. MDMI provides an allowance for sales returns for defective products only. MDMI does not offer other rights of return for conforming products.

100.
Comment:    Please revise to disclose your warranty policy in light of product recalls of MedSource in 2001 and 2002. Tell us supplementally how these recalls effected your warranty policy going forward. Explain the policy in detail. Refer to FIN 45 and provide any required disclosures as necessary.

  Response:    MDMI does not have a warranty policy on its products. MDMI builds its products to each customer's specifications and customers accept products upon delivery. As noted in Comment 99 above, MDMI provides for returns for defective products only. MDMI does not offer other rights of return for conforming products. As a result, MDMI has no warranty accrued and FIN 45 is inapplicable.

101.
Comment:    Please supplementally tell us in more detail your accounting for scrap resulting from the manufacturing process. We note that you value this in inventory at the price to be received from the refinery. Please note also that inventory costs of primary products should be reduced by the net realizable value of scrap generated in the manufacturing process.

  Response:    MDMI's inventory costs include the cost of certain precious metals acquired to fabricate certain finished products. The amount of precious metals inventory that is scrapped in the manufacturing process is recovered and valued in MDMI's inventory at the end of each fiscal period at the estimated price which will be received from the refinery, until MDMI is reimbursed for the value by the third party refinery. The total fair market value of the precious metals inventory pending reimbursement carried on the balance sheet of MDMI at December 31, 2003 and 2002 was $1.0 million and $0.3 million, respectively. The reimbursement is recorded as a reduction in inventory when the cash is received.

  MDMI's primary product costs include only the amount of precious metals used in the end product. The scrap amounts are excluded from the primary product cost.

102.
Comment:    Please revise your wording to indicate that SFAS 150 has been implemented. Per the implementation dates (first interim period beginning after June 15, 2003), this pronouncement was to have been implemented as of the date of your audited financials of December 31, 2003.

  Response:    MDMI has complied with this Comment in Note 1 on page F-13.

103.
Comment:    Under SAB Topic 13.A, revenue generally is realized or realizable and earned when all of the following criteria are met: (a) persuasive evidence of an arrangement exists, (b) delivery has occurred or services have been rendered, (c) the seller's price to the buyer is fixed or determinable, and (d) collectibility is reasonably assured. Please address how your policies comply in your response and in your disclosure. You should also disclose the nature of and accounting for any special terms of your agreements include rights of return, acceptance, sales incentives, warranty, etc.

  Response:    MDMI has complied with this Comment in Note 1 on page F-12.

Note 2. Acquisitions Page F-12

104.
Comment:    Please revise to provide a brief description of the acquired entity, the primary reasons for the acquisition, and a description of the factors that contributed to a purchase price that resulted in recognition of goodwill. See paragraph 51 of SFAS 141.

  Response:    MDMI has complied with this Comment in Note 2 on page F-13.

105.
Comment:    We note contingent consideration of $34.1 million paid to Venusa shareholders based on 2003 earnings. We also note that an additional $6.0 million may be required to be paid. Please supplementally tell us to whom these earn-outs were paid and are payable to. We note on page 79 that you reference "former shareholders" of Venusa and on page F-29, you reference "certain stockholders." Please specifically state if these shareholders formerly held positions within Venusa and if so, what positions did they hold.

  Response:    MDMI has complied with this Comment throughout the prospectus to correct the inadvertent inconsistency between "former shareholders" and "certain stockholders" of Venusa. Supplementally, MDMI informs the staff that on February 28, 2003 MDMI acquired Venusa, Ltd., a New York corporation, and Venusa de Mexico, S.A. de C.V., a sociedad anonima de capital variable organized under the laws of the Republic of Mexico (collectively referred to in the prospectus as Venusa), pursuant to a stock purchase agreement by and among MDMI and the shareholders of Venusa, Ltd. and Venusa de Mexico, a copy of which has been filed as Exhibit 10.21 to Amendment 1. The former shareholders of Venusa de Mexico received cash and the sole shareholder of Venusa, Ltd., CISA, Ltd., received cash and the right to earn-out payments tied to the future performance of Venusa, Ltd. and Venusa de Mexico. In connection with the acquisition, CISA, Ltd. desired to reward certain of Venusa's employees who CISA, Ltd. believed were instrumental to Venusa's success prior to the acquisition by allocating a portion of the earn-out payable to CISA, Ltd. to such employees. As part of the arms-length negotiation, MDMI and CISA Ltd. agreed that 3.5% of any earn-out payment, to the extent earned under the stock purchase agreement, would be payable to an earn-out plan for the benefit of employees of Venusa as of the closing date for services rendered to Venusa prior to the acquisition. The earn-out payment to Venusa employees was not contingent on their continued employment and those employees continued to receive normal pay and benefits. CISA, the sole shareholder, was not a former officer or employee of Venusa and none of the eight employees of Venusa who received earn-out payments are executive officers of MDMI or UTI.

106.
Comment:    Who acquired Venusa? UTI or MDMI? If MDMI, how did MDMI account for and value the shares of its parent issued to acquire Venusa and pay contingent consideration and why.

  Response:    MDMI acquired Venusa for cash and the right to earn-out payments tied to future performance of Venusa, as described in response to Comment 105. The earn-out amount was fixed based on a formula. The earn-out was paid in a combination of cash and stock. The stock was valued pursuant to arms length negotiations with the sellers of Venusa in connection with the Venusa transaction.

Note 4. Inventories—Page F-14

107.
Comment:    Please tell us the significant terms of the consignment agreement with the third party. When are these materials recorded on your balance sheet? Please explain. If you do not record the inventory until it is sold, please supplementally tell us whether or not you have any precious metal inventory on your books. Please discuss in detail.

  Response:    The consignment agreement allows MDMI to use inventory consigned by a third party and then acquire such inventory at time of shipment of the finished goods. MDMI's consignment agreement is structured such that when MDMI receives precious metal raw material from its vendors and then immediately sells the material to the third party at the current precious metal market rate. The material is then consigned to MDMI and is used by MDMI to produce a finished good. At the time MDMI ships the finished good to its customer, it buys the precious metal from the third party at the then current precious metal market rate. MDMI then bills its customer for the precious metal component of the finished good at the precious metal market rate. The affect of this consignment agreement is to shift the risk of the precious metal valuation fluctuations from MDMI to its customer.

  This process is only used for some precious metal products that have a high metal content. Other precious metal products are recorded at cost and handled in a normal manner whereby the inventory is maintained on MDMI's books until the finished product is sold. Therefore at any given time MDMI has both owned and consigned precious metal inventory in its facility. The amount of consigned precious metals was approximately $1.1 million at December 31, 2003, the maximum allowed under the consignment agreement.

108.
Comment:    Please tell us and disclose the nature of and accounting for "intermediate stock."

  Response:    Intermediate stock is raw material that has been processed to a certain level of semi-completion and returned to inventory to await a production order for a finished good. There is no sales demand for intermediate stock, although it is no longer considered raw material because labor and overhead are included in its cost. By having intermediate stock available, MDMI is able to more quickly produce a finished good. When a production order is received, the intermediate inventory is moved into work-in-process and when the work is completed moved into finished goods. Raw material represents material not yet processed in the manufacturing operation.

  MDMI has revised the disclosure in Note 4 on page F-15 to include intermediate stock with work-in-process.

Note 5. Goodwill and Other Intangible Assets—Page F-15

109.
Comment:    Please reconcile for us that $46,175 added to goodwill as a result of acquisitions in 2003 with the $12,052 reported in Note 2.

  Response:    The $12,052,000 reported in Note 2 discloses the value of goodwill recorded at the time of the Venusa acquisition. An additional $34.1 million of goodwill was recorded at the end of 2003 for the earn-out owed with respect to the Venusa transaction as a result of Venusa's 2003 earnings, as described in the first paragraph of Note 2 on page F-13.

110.
Comment:    We note that the 2001 net loss per your pro forma of $8,760 does not equal the reported 2001 net loss on the consolidated statement of operations of $6,998. Please advise.

  Response:    MDMI has corrected Note 5 on page F-17 to properly reflect the $6,998 loss.

111.
Comment:    You should present all intangible assets as a separate line item in the statement of financial position. In addition, you should present the aggregate amount of goodwill impairment losses as a separate line item in the income statement. See paragraphs 42 and 43 of SFAS 142.

  Response:    MDMI has complied with this Comment and revised the balance sheets at June 30, 2004, December 31, 2003 and 2002, respectively, and revised the statements of operations for the year ended December 31, 2002.

112.
Comment:    We note that you recorded a goodwill impairment loss of $17.5 million in fiscal 2002. Due to the significance of this amount, please provide a more detailed discussion of the facts and circumstances leading to the impairment. What types of customers were lost? From which reporting unit were they lost? Why did you lose the customers? Also disclose the method and significant assumptions you used to determine the fair value of the associated reporting unit. See paragraph 47 of SFAS 142.

  Response:    In 2002, an MDMI reporting unit experienced a significant reduction in revenue due to the loss of a start-up customer due to the lack of market acceptance of their product, the acquisition of a customer, and reduced sales of certain products due to competitive factors.

  Although these reductions in net revenue were not significant to the overall company, they were significant to the reporting unit and therefore these losses led to the determination of the impairment of goodwill and intangibles for that unit. The valuation of the reporting unit was based on combination of a market approach and income approach. The market approach used four publicly traded companies that where comparable to the reporting unit The income approach is based on forecasted free cash flows that are discounted back to present value using discount factors that take into account the timing and risk associated with the forecasted free cash flow.

  The reduction in engineering revenue discussed in MD&A for 2002 as compared to 2001 was primarily the result of the loss of the start-up customer referenced above. MDMI has updated MD&A on page 54 to expand the reasons for the impairment charge.

113.
Comment:    Please tell us and disclose the nature and measurement of your asset for customer contracts of $3 million. How did you determine the amortization period.

  Response:    Venusa is a contract manufacturer of proprietary medical devices. As a result, a significant portion of its sales are in the fulfillment of contracts. These contracts represent physical evidence of customer relationships. At the time of the acquisition, Venusa had several contracts with remaining base terms ranging form one to two years, renewable without material additional cost for additional one year periods upon expiration without incurring material additional costs. An income approach was used to appraise the value of the customer contracts. The six year life was determined based on the assumption of the number of years, including renewals, the company would benefit from the contracts. MDMI has updated the disclosures in Note 2 on page F-15.

Note 6. Short-term and Long-term Borrowings—Page F-17

114.
Comment:    Tell us and disclose whether UTI or MDMI is the primary obligor for the debt and the obligations of MDMI related to any UTI debt that was pushed down to MDMI.

  Response:    UTI issued $21.5 million principal amount of 15.563% Senior Notes due 2008, pursuant to which the debt was pushed down to MDMI. On June 30, 2004, the senior notes were repaid in connection with the transaction described in the prospectus. Please see MDMI's response to Comment 115 for a description of the senior notes. UTI was the primary obligor on the senior notes. No other debt of UTI was pushed down to MDMI.

115.
Comment:    Please tell us the significant terms of the Securities Purchase Agreement and the related debt and equity. Tell us how you accounted for the transaction and why. Cite the accounting literature you relied upon. Tell us and disclose how you valued the debt and equity and why. Include all of your significant assumptions.

  Response:    On May 31, 2000, UTI and MDMI entered into a Securities Purchase Agreement whereby UTI issued $21.5 million principal amount of 15.563% senior notes due 2008, and MDMI issued $21.5 million principal amount of 13.5% senior subordinated notes due 2007. Interest on the senior notes was payable-in-kind at 15.563% through June 1, 2005, and payable in cash at 16.101% thereafter until maturity. The senior notes were redeemable at UTI's option at a premium of up to 7.5% of the principal, based on the redemption date, and were subject to a mandatory redemption of $33.0 million, including principal of $24.5 million, interest of $7.1 million and premium of $1.4 million, on June 1, 2006. The senior subordinated notes were redeemable at MDMI's option at a premium of up to 6.75% of the principal, based on the redemption date.

  In connection with the Securities Purchase Agreement, UTI issued an aggregate of 515,882 shares of UTI's Class AA Convertible Preferred Stock. In accordance with APB 14, the values assigned to the notes and the Class AA Convertible Preferred Stock should be based on the relative fair values of the debt and the equity. MDMI determined the value of the Class AA Convertible Preferred Stock based on the price of similar recent convertible preferred stock sales by UTI. For this purpose, MDMI used the sale of the Class A-4 Convertible Preferred Stock, which sold for $16.00 per share, since those securities were sold on the same date as the Securities Purchase Agreement. In determining the value of the Class AA Convertible Preferred Stock, MDMI discounted the $16.00 per share value of the Class A-4 Convertible Preferred Stock by $2.68 to reflect the value of dividend rights available to Class A-4 Convertible Preferred Stock which are not applicable to the

  Class AA Convertible Preferred Stock. The total value of the aggregate shares of Class AA Convertible Preferred Stock issued was $6.9 million. MDMI applied this Class AA Convertible Preferred Stock value as a discount against the senior notes and senior subordinated notes which resulted in yields of approximately 19% for the senior notes, and 18% for the senior subordinated notes. MDMI believes that the yields were a fair market price for the notes on the date issued, therefore, the full $6.9 million value calculated for the Class AA Convertible Preferred Stock was recorded as a discount on the notes.

Note 7. Employee Benefit Plans—Page F-18

116.
Comment:    Please revise to include the plan assets disclosures required by SFAS 132 (as revised), paragraph 5(d).

  Response:    MDMI has complied with this Comment in Note 7 on page F-21.

117.
Comment:    Please tell us and disclose the nature of the "certain type" of employee that is included in your pension plans. We note that benefits are based on a fixed rate. What is the fixed rate multiplied by.

  Response:    The pension plans cover only employees in MDMI's facilities at Watertown, Connecticut and Aura, Germany. The fixed rate is multiplied by number of months of service.

  MDMI has revised the disclosure in Note 7 on page F-19 to clarify the covered employees.

Note 8. Stock Grants and Options and Stock Based Plans—Page F-20

118.
Comment:    Please tell us and disclose how MDMI accounts for options issued by UTI to its employees and tell us why.

  Response:    Both MDMI and UTI account for employee stock options using the intrinsic value method of APB No. 25. Certain UTI stock option grants to MDMI employees during fiscal year 2001 were determined to be granted with exercise prices below the fair market value of the underlying stock. Compensation expense is recorded on these options based on the intrinsic value of the option and amortized over the vesting period. This stock-based compensation expense has been pushed down to MDMI for fiscal years 2001, 2002, 2003, and for the first six months of fiscal year 2004. Please see MDMI's response to Comment 89.

119.
Comment:    We note your disclosure that phantom stock is granted to employees of your subsidiary, Star Guide, and your employees. Benefits under these plans appear to consist of dividends based on UTI's preferred stock. Please tell us and disclose the amount of dividends for each period presented and the accounting treatment for the phantom stock. Typical phantom stock plans involve the grantee receiving the appreciation in market value over the original value of the stock granted payable in cash or stock. We note that your disclosures do not provide for such a treatment. However, the phantom stock agreement provides for a payment to each holder for each unit redeemed in addition to accrued dividends. Please explain.

  Response:    Obligations to pay dividends are accrued as compensation expense and charged to Selling, General and Administrative Expenses in MDMI's Consolidated Statement of Operations. MDMI recorded compensation expense of $134,000, during fiscal year 2003, for cumulative dividend obligations on phantom stock. Additionally, a change in market value of the phantom stock is reflected as in increase or decrease in compensation expense. During the 2001 and 2003 fiscal years, MDMI recorded decreases to compensation expense of $35,000 and $412,000, respectively, in Selling, General and Administrative Expenses in its Consolidated Statement of Operations to reflect the reduction in value of the phantom stock.

  MDMI has enhanced its disclosure of the phantom stock plans in Note 8 on page F-24.

Note 9. Income Taxes—Page F-22

120.
Comment:    We note that you have net operating losses. Please revise to disclose the amount and expiration dates for these NOLs. You may disclose a range of expiration dates beginning from the first NOL that expires to the last possible expiration. See SFAS 109, paragraph 48.

  Response:    MDMI has complied with this Comment on page F-25.

121.
Comment:    Please disclose the components of income (loss) before income tax expense (benefit) as either domestic or foreign. Sec Item 4-08(h) of Regulation S-X.

  Response:    MDMI has complied with this Comment on page F-24.

122.
Comment:    A valuation allowance for deferred tax assets is not appropriate unless it is more likely than not that the asset will not be realized. The staff has challenged registrants that establish a significant allowance but whose disclosures regarding current and expected operating results appear inconsistent with management's view regarding realization of the deferred tax asset. In those circumstances, the staff has questioned whether narrative disclosures are unreasonably optimistic or the valuation allowance is unreasonably pessimistic, and revisions to the financial statements or the narrative typically have been necessary to reconcile the apparent inconsistency.

  Response:    The operating companies acquired by MDMI since inception have historically generated operating income as reflected in MDMI's financial statements and historical selected financial data. MDMI believed that the operating income would be sufficient to cover the financing costs incurred in connection with acquiring the companies. However, despite a significant effort to improve/enhance operations in fiscal 2002 and the acquisition of Venusa, a profitable company, at the beginning of fiscal 2003, in the fourth quarter of fiscal 2003, MDMI determined that there was not enough evidence to indicate that operating income would be sufficient to cover interest expense associated with its debt. That expectation, coupled with taxable losses in recent years, led MDMI to conclude that a valuation allowance against net deferred tax assets as of December 31, 2003 was appropriate. MDMI does not believe that recording a valuation allowance is inconsistent with the "optimistic" disclosures regarding its operations because MDMI's operations have been profitable, but its capital structure has resulted in continuing losses.

123.
Comment:    Tell us and disclose in the notes and MD&A the nature and timing of the events that led to the significant increase in your valuation allowance in 2003.

  Response:    Please refer to MDMI's response to Comment 122. MDMI has complied with this Comment in MD&A on page 53 and disclosure in Note 9 on page F-25.

124.
Comment:    You should disclose the following information whenever a deferred tax liability is not recognized because of the exceptions to comprehensive recognition of deferred taxes: (a) a description of the types of temporary differences for which a deferred tax liability has not been recognized and the types of events that would cause those temporary differences to become taxable, (b) the cumulative amount of each type of temporary difference, and (c) the amount of the unrecognized deferred tax liability for temporary differences related to investments in foreign subsidiaries and foreign corporate joint ventures that are essentially permanent in duration if determination of that liability is practicable or a statement that determination is not practicable. See paragraph 44 of SFAS 109.

  Response:    Descriptions and amounts of significant temporary differences, resulting in deferred tax liabilities and off-setting deferred tax assets, are included in Note 9. As shown in Note 9, MDMI has netted its deferred tax assets and liabilities and placed a valuation allowance against that net tax asset amount, with the exception of a liability associated with the indefinite lived intangible assets as described below.

  Due to the implementation of FASB Statement 142, "Goodwill and Other Intangible Assets," a deferred tax liability was recorded related to indefinite-lived intangible assets that are tax-deductible. A taxable temporary difference related to an asset with an indefinite useful life generally cannot be used as a source of taxable income to support the realization of deferred tax assets relating to reversing deductible temporary differences. Thus, MDMI has recorded a net deferred tax liability related to this item which was not netted against the net deferred tax assets and valuation allowance.

  There is no unrecognized deferred tax liability for temporary differences related to investments in foreign subsidiaries and foreign corporate joint ventures.

Note 10. Capital Stock—Page F-24

125.
Comment:    Why do you state that the proceeds of UTI's stock issuances were contributed to MDMI and are reflected as additional paid-in capital? Where are these contributions shown in the statements of shareholders' equity? Please tell us and revise to disclose.

  Response:    During fiscal year 2003, the proceeds from UTI's issuance of Class C Redeemable Preferred Stock valued at $12.5 million is presented outside of permanent equity as Redeemable Preferred Stock and excluded from the statement of stockholders' equity. Value assigned to warrants to purchase shares of Class AB Convertible Preferred Stock of $6.2 million is in the Statement of Stockholder's Equity as additional paid-in capital. In addition, please also see MDMI's response to Comment 87. Various issues of convertible preferred stock issued prior to fiscal year 2001 were also pushed down from UTI to MDMI and included in additional paid-in-capital of MDMI. Included in the Statement of Stockholder's Equity for 2001 is $3.1 million of such capital infusion.

126.
Comment:    Please show us and disclose the method and significant assumptions used to value the Class AB warrants.

  Response:    The valuation of AB warrants was based on the present value of expected returns on investment for similar instruments. Assumptions included a 3-year return on investment of $2.31 and a discount rate of 30%. MDMI has revised Note 10 to indicate how the valuation was determined.

Note 11. Redeemable and Convertible Preferred Stock—Page F-25

127.
Comment:    Tell us and disclose whether UTI or MDMI is the issuer of the stock and why you pushed that equity down to MDMI. What are MDMI's rights and obligations with respect to that equity.

  Response:    UTI is the issuer of the redeemable and convertible preferred stock as disclosed in Note 11. The proceeds of these stock issuances were used primarily to fund MDMI's acquisition of Venusa. In accordance with SAB 54, Topic 5-J, the redeemable and convertible preferred stock has been pushed down to MDMI. Please also see MDMI's response to Comment 89. MDMI does not have any rights and obligations with respect to this equity.

128.
Comment:    We note that UTI has nine classes of preferred stock. Please revise to disclose the significant terms of each issue of preferred stock, including the Class A preferred stock discussed in Note 16. Include a rollforward schedule for fiscal 2001, 2002, and 2003 for each issue.

  Response:    MDMI has provided a table showing the amounts and number of shares outstanding in Note 10 for each of three fiscal years presented in the Consolidated Financial Statement.

129.
Comment:    We reference your disclosure that UTI class B redeemable preferred stock will be redeemed by UTI by certain dates. Class B-l was to have been redeemed by July 1, 2004. Please supplementally tell us if the redemption happened. If so, why was this not disclosed as a subsequent event? Please also revise to identify and discuss the significant terms of all classes of common stock.

  Response:    MDMI supplementally informs the Staff that the Class B-1 redemption has occurred pursuant to which the holders of the Class B-1 received aggregate consideration in the amount of $30,000. MDMI did not disclose the occurrence of the Class B-1 redemption as a subsequent event because MDMI believes such event was immaterial.

  Finally, UTI has one class of common stock, $0.01 par value per share, with 50,000,000 authorized for issuance and 429,578 shares of common stock outstanding as of the date hereof. MDMI has complied with this Comment by identifying the significant terms of UTI's common stock in Note 10.

130.
Comment:    In a related matter, please revise your note to more clearly emphasize the redemption features of the stocks as to when and if it will be redeemed and what triggers redemption. What control is UTI able to exercise over the redemption.

  Response:    MDMI has complied with this Comment on page F-30.

131.
Comment:    We note that the preferred stock described here is both redeemable and convertible. Please tell us and disclose more about the conversion features of the stock. Provide us with a schedule of issuances of this convertible stock. Include the fair value at issuance as well as the conversion details such as price and number of common shares received in the conversion. We note that UTI may at any time require conversion upon a successful IPO. Is this the only condition to which UTI has control over the conversion? If not, please advise us of other scenarios. Under what circumstances may holders convert.

  Response:    MDMI has complied with this Comment on page F-30. In addition, MDMI has attached hereto as Exhibit E a schedule of issuances of this convertible stock

  MDMI advises the Staff that on June 30, 2004, UTI redeemed all of its Class C Redeemable Preferred Stock in connection with the transactions described in the prospectus. As noted in response to Comment 129, UTI also redeemed its Class B-1 Convertible Preferred Stock.

  UTI's Class A Convertible Preferred Stock consists of Class A-1, Class A-2, Class A-3, Class A-4, Class A-5, Class A-6, Class A-7, Class A-8, Class AA and Class AB Convertible Preferred Stock, each of which rank pari passu with each other and senior to the common stock and Class B Convertible Preferred Stock described below in respect of the payment of dividends and right of payment upon any liquidation, dissolution or winding up of UTI and each of which, other than the Class A-8 Convertible Preferred Stock, has a liquidation value equal to the original per share issue price. The liquidation value of the Class A-8 Convertible Preferred Stock exceeds the original per share issue price in order to prevent dilution to such class in connection with a liquidation event. The holders of UTI's Class A Convertible Preferred Stock (other than the holders of Class AA and Class AB Convertible Preferred Stock) are entitled to receive cumulative dividends at the rate of 5% of the liquidation value in preference to the payment of dividends to the UTI's common stockholders when, as, and if declared by the board of directors. Shares of Class B Convertible Preferred Stock, of which only Class B-2 Convertible Preferred Stock is outstanding, rank junior to the Class A Convertible Preferred Stock and pari passu to the common stock (on an as converted basis) in respect of the payment of dividends and junior to the Class A Convertible Preferred Stock and senior to the common stock in right of payment upon any liquidation, dissolution or winding up of UTI. The Class B Convertible Preferred Stock has a liquidation value equal to $.10 per share and is not entitled to receive dividends except to the extent declared and paid on the common stock. All Class B Convertible Preferred Stock remaining outstanding will be redeemed by UTI at liquidation value if not previously converted into UTI's common stock on May 31, 2005.

  Shares of Class A Convertible Preferred Stock are convertible into common stock at the holder's option at any time at a rate of 1.8 shares of UTI's common stock per share of Class A Convertible Preferred Stock. Shares of Class B Convertible Preferred Stock are convertible into UTI's voting common stock based on a conversion formula under which portions of the Class B Convertible Preferred Stock are convertible when UTI realizes certain internal rates of return, as calculated in accordance with UTI's Articles of Incorporation. UTI may at any time require the conversion of all of the outstanding shares of preferred stock upon the closing of a firmly underwritten public offering of shares of UTI's common stock. UTI has no control over the conversion other than to the extent that it controls whether to effect a firmly underwritten public offering of shares of UTI's common stock. To date, none of the preferred stock has been converted to common stock.

132.
Comment:    In a related matter, please tell us if your carrying value is equal to the liquidation value and if not, what differences exist for each class and how you are accounting for the difference and why.

  Response:    Class B Convertible Preferred Stock is redeemable and is carried at its liquidation value.

  Class C Redeemable Preferred Stock is carried at $12.5 million compared to its liquidation value of $18.7 million. The difference represents value related to warrants to purchase shares of Class AB Convertible Preferred Stock which were issued in connection with the Class C Redeemable Preferred Stock. Please refer to MDMI's response to Comment 87 for additional information on the Class C Redeemable Preferred Stock. The carrying value was not accreted to the liquidation value since timing of liquidation was not certain.

  Class A Convertible Preferred Stock is not redeemable and is carried at the value of the proceeds from its issuance, with certain exceptions as described in the enhanced disclosure in Note 10 on pages F-26 through F-30. The carrying value is not accreted to the liquidation value for Convertible Preferred Stock since timing of liquidation is not certain.

Related Party Transactions—Page F-26

133.
Comment:    Please revise to discuss and quantify all related party transactions and how you accounted for them. Your disclosure should clearly identify the rights and obligations of UTI versus MDMI.

  Response:    MDMI has complied with this Comment on page F-31. As a result of the use of push down accounting there are no differences in the accounting for the rights and obligations of UTI versus MDMI.

Note 15. Business Segments—Page F-27

134.
Comment:    Please tell us why you do not reflect the cardiovascular, endoscopy, and orthopedics divisions as separate segments. Tell us what information your CODM reviews for the company.

  Response:    Prior to MDMI's acquisition of MedSource, the CODM reviewed consolidated financial information. In connection with the acquisition of Medsource, MDMI established business segments for each primary end market for its products. MDMI's chief operating decision maker now reviews financial performance for its segments which are: Cardiology, Endoscopy and Orthopedics.

  MDMI believes that its three segments satisfy the aggregation criteria of SFAS 131. Therefore, MDMI reports as one reportable segment. The nature of MDMI's products and services are similar across all divisions, as is its production process. Specifically, MDMI performs precision manufacturing and assembly of medical devices in each of its three segments. Similarly, the production processes such as metal forming and machining, polymer fabrication, and assembly are consistent across the segments. MDMI's customers are mainly medical device manufacturers which have products in multiple end markets which it serves. MDMI deploys similar sales methods, such as a direct sales force and utilizes identical distribution channels for each of its operating segments. Each of our operating segments must comply with similar regulatory groups such as the FDA and EPA.

  Recent acquisitions of MDMI have significantly increased its manufacturing capacity and capabilities. MDMI is in the process of restructuring certain operations to achieve the target profit margins which it believes are appropriate for the medical device component industry. MDMI believes that its three operating segments will achieve similar gross and operating margins in the future.

135.
Comment:    Please report the revenues from external customers for each product and service or each group of similar products and services unless it is impracticable to do so. If providing the information is impracticable, then please disclose that fact. See paragraph 37 of SFAS 131.

  Response:    Prior to fiscal year 2004, MDMI did not internally report revenue or operating results for each product and service or each group of similar products and services. During fiscal year 2004, MDMI began reporting revenues and operating results to its chief decision maker based on its three primary end markets for its products: Endoscopy, Cardiology and Orthopedics. Prior to the acquisition of MedSource in fiscal year 2004, MDMI did not have any material sales to the Orthopedics end market. MDMI will provide this information in future filings based on MDMI's internal reporting structure established in fiscal year 2004 to the extent material at that time. The company does not track sales by product on a regular basis to manage the three end markets of its products.

Note 16. Commitments and Contingencies—Page F-27

136.
Comment:    Please also address whether or not the various legal proceedings may have a materially adverse effect on your cash flows. If you made no accrual for a loss contingency because you did not meet one or both of the conditions in paragraph 8 of FAS 5, or if an exposure to loss exists in excess of the amount you accrued pursuant to the provisions of paragraph 8, you should disclose the contingency when there is at least a reasonable possibility that you may have incurred a loss or an additional loss. You should indicate the nature of the contingency and give an estimate of the possible loss or range of loss or state that you cannot make such an estimate. See paragraph 10 of FAS 5. Please revise or advise.

  Response:    MDMI advises the staff that MDMI does not believe the various legal proceedings described in the prospectus will have a material adverse effect on its cash flows. MDMI has evaluated the disclosure in Note 16 and does not believe additional disclosure of a loss contingency related to its legal proceedings is required therein.

137.
Comment:    Please tell us and disclose your obligations with respect to dividends.

  Response:    The holders of shares of Class A Convertible Preferred Stock, other than holders of Class AA and Class AB Convertible Preferred Stock, are entitled to be paid cumulative dividends at the rate of 5% of the liquidation value of such shares in preference to payment of dividends on common stock or other classes of junior capital stock of UTI when, as, and if declared by UTI's board of directors. After payment of all dividends on the eligible series of Class A Convertible Preferred Stock, the holders of all series of Class A Convertible Preferred Stock are entitled to participate, on an as converted basis, with the outstanding shares of UTI's common stock as to any dividends payable on such common stock when, as, and if declared by UTI's board of directors.

  UTI's Class B Convertible Preferred Stock is not entitled to receive cumulative dividends. The holders of shares of Class B Convertible Preferred Stock are entitled to participate, on an as converted basis, with the holders of UTI's common stock as to any dividends declared and paid on common stock.

  The Class C Redeemable Preferred Stock is entitled to receive cumulative dividends at an annual rate of 8% of the liquidation value when, as and if declared by UTI's board of directors.

  Upon conversion of preferred stock to common stock, any accrued and unpaid dividends are payable. Conversion is at the holder's option. UTI may require mandatory conversion upon an IPO. MDMI has revised Notes 10, 11 and 16 to reflect this disclosure.

138.
Comment:    Please revise MD&A to disclose your obligation to pay the $36.9 million related to the Venusa acquisition and include a discussion of where you will obtain the funds to make the cash portion of the payment.

  Response:    MDMI has complied with this Comment on page 56.

Note 18. Supplemental Guarantor Condensed Consolidating Financial Statements—Page F-29

139.
Comment:    Please confirm that the Parent column represents MDMI and not UTI.

  Response:    The Parent column represents MDMI, and all activities pushed down from UTI to MDMI.

140.
Comment:    Please disclose whether or not each of the subsidiary guarantors is 100% owned by the parent company issuer. See Rule 3-10(f) and (h) of Regulation S-X.

  Response:    MDMI refers the Staff to the disclosure in Note 1 that states that all subsidiary guarantors are 100% owned by the parent company issuer.

141.
Comment:    Please disclose any significant restrictions on the ability of the parent company or any guarantor to obtain funds from its subsidiaries by dividend or loan and provide the disclosures prescribed by Item 4-08(e)(3) of Regulation S-X with respect to the subsidiary issuers and subsidiary guarantors.

  Response:    There are no significant restrictions on the ability of the parent company or any guarantor to obtain funds from its subsidiaries by dividend or loan. As a result, the disclosures prescribed in Item 4-08(e)(3) of Regulation S-X are inapplicable with respect to the subsidiary issuers and subsidiary guarantors.

Consolidated Condensed Financial Statements—Page F-36

Note 2. Acquisitions—Page F-39

142.
Comment:    Since the allocation is preliminary, identify significant liabilities and tangible and intangible assets you are likely to recognize and highlight uncertainties regarding the effects of amortization periods assigned to the assets. While we do not expect the pro forma financial information to reflect definitive conclusions regarding the allocation of the purchase price, highlight any uncertainties affecting the pro forma presentation and the possible consequences when you resolve them if they may be material. Otherwise, disclose that you do not expect the impact of any adjustments to be material.

  Response:    MDMI has complied with this Comment on pages F-45 and F-46.

143.
Comment:    Please separately reflect amounts allocated to goodwill, identifiable intangible assets and other assets.

  Response:    MDMI has complied with this Comment on page F-46.

144.
Comment:    We note that the value assigned to goodwill is significant in relation to the total purchase price. Please revise to disclose a description of the factors that contributed to a purchase price that resulted in recognition of goodwill in accordance with SFAS 141 paragraph 51(b).

  Response:    MDMI has complied with this Comment on page F-46.

145.
Comment:    Please supplementally reconcile the purchase price of Medsource of $219.2 million with the $217,859 (including cash) on page F-40 and the $213,176 (excluding cash) on the supplemental disclosure on the cash flow statement on page F-38.

  Response:    The $217,859,000 previously disclosed on page F-46 is different than the $219.2 million disclosed on page F-45 by $1,297,000, which is the amount of accrued but unpaid fees related to the transaction as of June 30, 2004. The $213,716,000 on the supplemental cash flow includes $9,621,000 paid for the Venusa earn-out. Excluding this payment for the Venusa earn-out, the amount reconciles to the amount related to the MedSource acquisition. MDMI has revised Note 2 on page F-46 to correct the purchase price amount.

Note 9. Capital Stock and Redeemable Preferred Stock—Page F-43

146.
Comment:    Please tell us and disclose the value of and how you valued the shares issued to UTI's CEO and Venusa and why.

  Response:    MDMI has complied with this Comment on page F-50. In May 2004, UTI issued 200,000 shares of its Class B-2 Convertible Preferred Stock at a value equal to the liquidation value of $0.10 per share to its Chief Executive Officer in respect of services performed for UTI in such capacity. Liquidation value was used as the method to record the Class B-2 Convertible Preferred Stock. Liquidation value approximates fair value and it is likely that redemption will occur on May 31, 2005.

  On May 31, 2004, UTI issued 1,854,071 shares of its Class A-7 Convertible Preferred Stock valued at $27.3 million as partial payment of its obligation under the Venusa acquisition's earn-out provisions. The value of the Class A-7 Convertible Preferred Stock was determined through arms-length negotiations between UTI and Venusa.

Financial Statements—MedSource Technologies, Inc.—F-50

Report of Independent Registered Public Accounting Firm—Page F-50

147.
Comment:    Please revise to include to correct the first sentence of the second paragraph from "in accordance with the standards of the Public Company Accounting OverNight Board (United States)" to "in accordance with the standards of the Public Company Accounting OverSight Board (United States)."

  Response:    MDMI has complied with this Comment on page F-57.

Consolidated Statement of Changes in Mandatory Redeemable Convertible Stock and Stockholders' Equity (Deficit)—Page F-54

148.
Comment:    Please supplementally tell us what the line item "Return on Class C preferred stock" represents.

  Response:    The line item "Return on Class C preferred stock" represents a deemed stock dividend of approximately $21.3 million for the value of the additional shares of MedSource's common stock issued to the holders of MedSource's Class C preferred stock upon conversion and to reflect the beneficial conversion feature relating to the Class C preferred stock. The holders of MedSource's Class C preferred stock were guaranteed a return equal to 130% of the original purchase price of $1,000 per share. The variable Class C conversion rate was previously explained to the Securities Exchange Commission in a letter from Jenkens & Gilchrist Parker Chapin LLP dated February 20, 2002 in conjunction with MedSource's response to a Comment letter received relative to MedSource's filing of a Form S-1.

Note 6. Goodwill and Other Identifiable Intangible Assets—Page F-64

149.
Comment:    We note your reclassification of customer base from intangible assets to goodwill in 2002. Please supplementally provide us with your rationale for this reclassification. Why is customer base not separately identifiable from goodwill and deemed to have an indefinite life? Please advise.

  Response:    The customer base at all MedSource locations represented customer relationships that were not contractual or supported by any other legal form. Customers placed orders and the locations filled those orders and shipped the finished product against those orders. The locations were then dependent on the next order from its customers. The locations also had no backlog since operations were managed on a made-to-order basis. In addition, the customer relationships were not separable by themselves and were not capable of being sold, leased, licensed, transferred, or exchanged with another asset, liability, or contract. The customer base also did not represent value as a customer list because it was not capable of being sold, leased, or otherwise exchanged and there were also confidentiality and legal restrictions in disclosing customer information. These classifications were determined prior to the issuance of EITF 02-17 and were explained to the Commission in a letter from Jenkens & Gilchrist Parker Chapin LLP dated February 20, 2002 in conjunction with MedSource's response to a Comment letter received relative to MedSource's filing of a Form S-1.

150.
Comment:    We note that you had significant amounts of goodwill recorded related to your fiscal 2002 and 2003 acquisitions totaling $34.9 million. We further see that one-year or less subsequent to these acquisitions you recorded a goodwill impairment of $37.7 million. Please supplementally provide us with a detailed explanation of why such goodwill was recorded and within one year was considered impaired. Were the acquisitions related to the impairment? Was the purchase price deemed to high after the fact? Please advise.

  Response:    The acquisition in fiscal 2002 was HV Technologies, Inc. and the acquisition in fiscal 2003 was Cycam, Inc. MedSource recognized a $30.0 million goodwill impairment charge in the third quarter of fiscal 2003 and an additional $7.7 million in the fourth quarter of fiscal 2003. The impairment charge followed after MedSource had reduced its revenue forecast. MedSource had one operating segment that consisted of multiple manufacturing facilities with similar economic characteristics producing goods for a similar set of customers (i.e., the medical device industry). MedSource concluded that it had one reporting unit for purposes of the goodwill impairment test. The impairment analysis was done on the overall company and was not specific product lines, etc. Given the timing of the fiscal 2002 and fiscal 2003 acquisitions, those facilities were not direct contributors to the reduced revenue forecast and the purchase prices were not deemed to be too high after the fact.

Schedule II—Valuation and Qualifying Accounts

151.
Comment:    Please revise to include this schedule or tell us why you are not required to do so. Refer to Regulation S-X §210.5-04.

  Response:    MDMI has included this schedule in Amendment No. 1.

Exhibit 5.1

152.
Comment:    Please revise to include counsel's opinion that the execution, issuance and delivery of the Exchange Notes has been duly authorized by the Company and that the execution, issuance and delivery of the Guarantees has been duly authorized by each of the Guarantors.

  Response:    This firm will issue and MDMI will file a revised legality opinion covering the requested opinions regarding MDMI and the Guarantors for which MDMI has not already filed local counsel opinions covering the execution, issuance and delivery of the Guarantees being duly authorized prior to requesting acceleration of the effectiveness of the Registration Statement. Please note that the revised opinion filing is being delayed in order to satisfy the Staff's Comment 153.

153.
Comment:    We note your statement in the next-to-last paragraph of the opinion that the opinion "speaks as of the date hereof." Please be advised that you will need to file an updated opinion prior to effectiveness of the registration statement that is dated approximately as of the date such effectiveness.

  Response:    MDMI acknowledges this Comment and will cause its counsel's opinion to be dated approximately as of the date of the effectiveness of the Registration Statement.

Exhibit 12.1

154.
Comment:    For purposes of calculating your ratio of earnings to fixed charges, fixed charges include the sum of interest, whether expensed or capitalized, amortization of premiums, discounts and capitalized expenses related to indebtedness, amounts accrued with respect to guarantees of other parties' obligations, and the estimated interest component of rental expense. Please revise or advise and tell us how you determined the amount of your estimated interest component of rental expenses and why. Any changes to the ratio should be reflected throughout the document wherever you present the ratio such as pages 13 and 41. See Item 503 of Regulation S-K.

  Response:    MDMI had no capitalized interest. Amortization of debt premiums and discounts are included in interest expense. MDMI had no amounts accrued with respect to guarantees of other parties' obligations. MDMI has revised page 15 and Exhibit 12.1 to reflect the interest component of rent, estimated to be one-third of rent expense.

155.
Comment:    Since proceeds from the sale of the debt being registered was used to extinguish a portion or all of one or more specific issues of outstanding debt or preferred stock, you should present a pro forma ratio depicting the effect of the refinancing if the change in the ratio would be ten percent or greater. You should limit the adjustments to derive the pro forma ratio to the net change in interest or dividends resulting from the refinancing. If only a portion of the proceeds will be used to retire debt or preferred stock, only a related portion of the interest or preferred dividend should be used in the pro forma adjustment. You should present the pro forma ratio for the latest year and interim period only wherever you present your historical ratio. Please revise or advise. See Item 503 of Regulation S-K.

  Response:    MDMI has complied with this Comment and revised page 15 and Exhibit 12.1 to show the pro forma ratio.

156.
Comment:    Is UTI, your parent, required to maintain your ratio? If so, please revise to discuss and include disclosure of UTI's ratio.

  Response:    MDMI advises the Staff that UTI Corporation, a Maryland corporation and MDMI's parent, is not required to maintain MDMI's ratio.

General

157.
Comment:    Please update the financial statements, if necessary, as required by Rule 3-12 of Regulation S-X.

  Response:    MDMI is aware of the requirements of Rule 3-12 of Regulation S-K and will comply with such rule.

158.
Comment:    An updated accountant's consent should be included with any amendment to the filing.

  Response:    MDMI has included updated accountants' consents with Amendment 1.

Signatures

159.
Comment:    Please provide a separate signature page that complies with Form S-4 for each registrant.

  Response:    MDMI has revised the signature pages to clarify that the registration statement is signed by each registrant, each registrant's principal executive officer, principal financial officer and principal accounting officer, and by at least a majority of the board of directors of each registrant which is a corporation and by the sole member of each registrant which is a limited liability company. Please note that each of the limited liability company registrants is member managed by a sole member.

        In closing, we acknowledge the Staff's Comment with respect to requests for acceleration of the effective date and will furnish the requested letter at the time we request acceleration of the effective date of the registration statement.

        Please direct any questions or comments regarding the foregoing to the undersigned at telephone number (303) 454-2480 or to Michael Hammell at telephone number (303) 454-2412.

Sincerely,

/s/ CHRISTOPHER J. WALSH

Christopher J. Walsh

Enclosures

cc:
Medical Device Manufacturing, Inc.

Exhibit A

Exhibit B

Exhibit C

Exhibit D

Exhibit E

CLASS B-1 CONVERTIBLE PREFERRED STOCK*
(designated 300,000 par value $0.01 per share)

Name	Date of Issuance	No. Shares	FMV at Issuance
Bruce C. Lindsay	2/23/01	1,250	$125.00
Ira Brind	2/23/01	1,250	$125.00
George Archambault	2/23/01	10,000	$1,000.00
Beth Pollock Levy	2/23/01	45,000	$4,500.00
The ELP Trust	2/23/01	55,000	$5,500.00
The CRP Trust	2/23/01	55,000	$5,500.00
The Ellen Pollock Gray Trust	2/23/01	30,000	$3,000.00
KRG/CMS L.P.	2/23/01	102,500	$10,250.00

CLASS B-2 CONVERTIBLE PREFERRED STOCK
(designated 300,000 shares par value $.01 per share)

Name	Date of Issuance	No. Shares	FMV at Issuance
Andrew D. Freed	2/23/01	50,000	$5,000.00
Barry Aiken	2/23/01	25,000	$2,500.00
Jeffrey M. Farina	2/23/01	25,000	$2,500.00
Ron Sparks	5/15/04	200,000	$20,000.00

CLASS C REDEEMABLE PREFERRED STOCK**
(designated 1,200,000 shares par value $.01 per share)

Name	Date of Issuance	No. Shares	FMV at Issuance
AIG Private Equity Portfolio, L.P.	2/28/03	43,456	$717,024.00
AIG Horizon Partners Fund, L.P	2/28/03	32,924	$543,246.00
AIG Horizon Side-by-Side, L.P.	2/28/03	25,869	$426,838.50
Ira Brind	2/28/03	1,717	$28,330.50
DLJ Investment Partners II, L.P.	2/27/03	44,427	$733,045.50
DLJ Investment Partners, L.P.	2/27/03	19,743	$325,759.50
DLJIP II Holdings, L.P.	2/27/03	14,005	$231,082.50
KRG/CMS L.P.	2/28/03	677,923	$11,185,729.50
Thomas F. Lemker	2/28/03	656	$10,824.00
Bruce C. Lindsay	2/28/03	1,717	$28,330.50
7:22 Investors LLC	2/28/03	1,200	$19,800.00
Madison Capital Funding, LLC	2/28/03	90,909	$1,499,998.50
Indosuez Capital Partners 2003, L.LC.	2/28/03	181,818	$2,999,997.00
COREplus Private Equity Partners Q.P., L.P.	4/8/03	79,222	$1,307,163
COREplus Beteiligungsverwaltung GmbH	4/8/03	29,869	$492,838.50
KRG/CMS L.P.	4/8/03	568,832	9,385,728.00
COREplus Private Equity Partners Q.P., L.P	4/16/03	48,221	$795,646.50
COREplus Beteiligungsverwaltung GmbH	4/16/03	18,181	$299,986.50
KRG/CMS L.P.	4/16/03	502,430	$8,290,095.00
COREplus Private Equity Partners GmbH & Co. KG, Custodian: LaSalle Bank N.A	6/28/04	48,050	$792,825.00

  * ALL CLASS B-1 CONVERTIBLE PREFERRED STOCK HAS BEEN REDEEMED. NONE IS CURRENTLY ISSUED OR OUTSTANDING.

** All CLASS C REDEEMABLE PREFERRED STOCK HAS BEEN REDEEMED. NONE IS CURRENTLY ISSUED OR OUTSTANDING.

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Exhibit A
Exhibit B
Exhibit C
Exhibit D
Exhibit E